Exhibit 99.48

Execution Version

FIRST AMENDMENT

THIS FIRST AMENDMENT (this “Amendment”) is dated as of September 2, 2025 (the “ Effective Date”) and entered into between Nussir ASA, as a borrower (“Nussir”), Keystone Mines Inc., as a borrower (“Keystone” and together with Nussir, the “Borrowers”), Blue Moon Metals Inc., as Parent (the “Parent”), Blue Moon Norway AS, as a guarantor (“Blue Moon Norway”), Repparfjord Eiendom AS, as a guarantor (“Repparfjord” and together with Blue Moon Norway, the “Norwegian Guarantors”), Hartree Partners, LP, as administrative agent (the “Administrative Agent”) and Hartree Partners, LP and Opps XII BL MN Holdings LP, as lenders (the “Lenders”).

RECITALS:

A.	The Borrower Group Members (as defined in the Loan Agreement), the Administrative Agent and the Lenders are parties to a loan agreement dated as of August 19, 2025 (the “Existing Loan Agreement”, as amended by this Amendment, the “Loan Agreement”).

B.	The Borrower Group Members, the Administrative Agent and the Lenders wish to amend the Existing Loan Agreement pursuant to the terms and conditions set out in this Amendment.

ARTICLE 1

INTERPRETATION

Section 1.1            Definitions. Capitalized terms not defined in this Amendment have the meanings given to them in the Loan Agreement.

Section 1.2           Headings, etc. The inclusion of headings in this Amendment is for convenience of reference only and does not affect the construction or interpretation hereof.

Section 1.3           Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 2

AMENDMENTS AND WAIVERS

Section 2.1           Amendments. Subject to the satisfaction of the conditions set forth in Section 4.1 hereof, the Borrower Group Members, the Administrative Agent and the Lenders agree that, effective as of the Amendment Effective Date (as defined below), the Existing Loan Agreement shall be amended to add the underlined text (indicated textually in the same manner as the following example: underlined text) and to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) in each case, as shown in the redline attached as Exhibit A hereto.

ARTICLE 3

CONDITIONS

Section 3.1           Conditions to Effectiveness. The effectiveness of this Amendment and the amendments provided herein are subject to satisfaction of the following conditions precedent:

(1)	The Administrative Agent’s receipt of the following each dated as of the Effective Date and each in form and substance reasonably satisfactory to the Lenders:

(a)	a copy of this Amendment duly executed and delivered by all parties hereto; and

(b)	such other assurances, certificates, documents, consents or opinions as the Lenders may reasonably require.

ARTICLE 4

MISCELLANEOUS

Section 4.1            Ratification of Existing Obligations and Security. Each of the Borrower Group Members, as applicable, hereby acknowledges and confirms that:

(a)	The representations and warranties contained in Article 4 of the Loan Agreement are true and correct as of the date of this Amendment.

(b)	The terms of the Loan Agreement shall remain in full force and effect and are hereby ratified and confirmed.

(c)	Its Obligations under the Loan Agreement and each other Loan Document to which it is a party will not otherwise be impaired or affected by the execution and delivery of this Amendment.

(d)	Notwithstanding the amendments granted hereby, the Security Documents and the security granted thereunder will continue in full force and effect as general and continuing collateral security for all of the Obligations.

Section 4.2           Further Assurances. The Borrowers shall at their own expense do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, security documents, powers of attorney and assurances as the Lenders may from time to time request to better assure and perfect, protect and preserve the security interests and other interests under the Security Documents after giving effect to this Amendment.

Section 4.3           Benefits. This Amendment is binding upon and will inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 4.4            Loan Document. This Amendment constitutes a Loan Document for all purposes under the Loan Agreement.

Section 4.5           Costs and Expenses. The Borrowers shall pay all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Lenders and their Affiliates (including the reasonable and documented fees, charges and disbursements of outside counsel to the Administrative Agent and the Lenders (directly to such counsel if requested by the Administrative Agent and the Lenders) in connection with the preparation, negotiation, execution and delivery of this Amendment.

Section 4.6            Limited Effect. Except as expressly provided herein, all of the terms and provisions of the Loan Documents are and shall remain in full force and effect unamended, and are hereby ratified and confirmed by each Borrower Group Member.

Section 4.7           Counterparts. This Amendment may be executed in any number of counterparts and delivered by facsimile or PDF via email, each of which will be deemed to be an original.

- signature pages follow -

IN WITNESS WHEREOF the parties hereto have executed this Amendment as of the date stated on the first page above.

NUSSIR ASA, as borrower

By:	[Redacted – Personal Information]
[Redacted – Personal Information]

KEYSTONE MINES INC., as borrower

By:	[Redacted – Personal Information]
[Redacted – Personal Information]

BLUE MOON METALS INC., as Parent

By:	[Redacted – Personal Information]
[Redacted – Personal Information]

BLUE MOON NORWAY AS, as guarantor

By:	[Redacted – Personal Information]
[Redacted – Personal Information]

REPPARFJORD EIENDOM AS, as guarantor

By:	[Redacted – Personal Information]
[Redacted – Personal Information]

HARTREE PARTNERS, LP, by its general partner Hartree Partners GP, LLC, as administrative agent

By:	[Redacted – Personal Information]
[Redacted – Personal Information]

HARTREE PARTNERS, LP, by its general partner Hartree Partners GP, LLC, as lender

By:	[Redacted – Personal Information]
[Redacted – Personal Information]

OPPS XII BL MN HOLDINGS, L.P., as lender

By:	Oaktree Fund GP IIA, LLC
Its:	General Partner

By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	[Redacted – Personal Information]
[Redacted – Personal Information]

By:	[Redacted – Personal Information]
[Redacted – Personal Information]

Exhibit A

Conformed Loan Agreement

See attached.

Execution Version

Conformed Through First Amendment

LOAN AGREEMENT

between

Keystone Mines Inc. and Nussir ASA

as ~~Borrower~~Borrowers,

- and -

Blue Moon Metals Inc.

as Parent,

~~- and –~~

~~Keystone Mines Inc.~~

~~as Guarantor,~~

- and -

Blue Moon Norway AS

as Guarantor,

- and - Repparfjord Eiendom AS

as Guarantor,

- and -

Hartree Partners, LP and Opps XII BL MN Holdings LP

as Lenders

- and - Hartree Partners, LP

as Administrative Agent

- and -

Hartree Partners, LP

as Lead Arranger

August 19, 2025

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS

Section 1.1	Certain Defined Terms	1
Section 1.2	Accounting Principles	21
Section 1.3	Interpretation	22

ARTICLE 2
THE LOANS

Section 2.1	The Loan	22
Section 2.2	Advances	23
Section 2.3	Structuring Premium	23
Section 2.4	Purposes of the Loan	~~21~~23
Section 2.5	Interest	~~21~~23
Section 2.6	Payment of Interest	23
Section 2.7	Default Interest	24
Section 2.8	Interest Act	~~22~~24
Section 2.9	Maximum Interest Rate	~~22~~24
Section 2.10	Repayments of the Loan	24
Section 2.11	Payments	~~23~~25
Section 2.12	Obligations with Respect to the Loan	25
~~Section 2.13~~	~~Amendment to Loan Agreement.~~	~~24~~

ARTICLE 3
CONDITIONS PRECEDENT; CLOSING DELIVERABLES

Section 3.1	Conditions Precedent to the Closing Date	26
Section 3.2	Conditions Precedent to the First Advance	27
Section 3.3	Conditions Precedent to all Advances	28

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

Section 4.1	Representations and Warranties of the Borrower Group Members	29
Section 4.2	Survival of Representations and Warranties	36
Section 4.3	Repetition of Representations and Warranties	36

( ii )

( iii )

Section 9.9	Governing Law	~~58~~62
Section 9.10	Submission to Jurisdiction	~~58~~62
Section 9.11	Entire Agreement	63
Section 9.12	Severability	~~59~~63
Section 9.13	Judgment Currency	~~59~~63
Section 9.14	Confidentiality and Public Statements	64
Section 9.15	Eligible Financial Contract	65
Section 9.16	No Partnership or Joint Venture	65
Section 9.17	Counterparts	~~61~~65
Section 9.18	OFAC	~~61~~65
Section 9.19	USA Patriot Act	65
Section 9.20	Further Assurances	66

( iv )

LOAN AGREEMENT

THIS LOAN AGREEMENT (the “Agreement”), made as of August 19, 2025 by and between Blue Moon Metals Inc., a corporation existing under the laws of the Province of British Columbia, Canada (the "Parent"), Nussir ASA, a public limited liability company existing under the laws of Norway (~~the~~“~~Borrower~~Nussir”), as borrower, Keystone Mines Inc., a corporation existing under the laws of the State of Idaho (“Keystone”~~), as guarantor~~ and together with Nussir and their respective successors and permitted assigns, “the Borrowers” and each a “Borrower”), as borrower, Repparfjord Eiendom AS, a private limited liability company existing under the laws of Norway (“Repparfjord”), as guarantor, Blue Moon Norway AS (“Blue Moon Norway” and together with Repparfjord, the “ Norwegian Guarantors”), as guarantor, Hartree Partners, LP, Opps XII BL MN Holdings LP and each other lender party hereto from time to time (together with their successors and permitted assigns, the “Lenders”), Hartree Partners, LP, as administrative agent (the “Administrative Agent”) and Hartree Partners, LP, as lead arranger (the “Lead Arranger”).

WHEREAS:

A.	The ~~Borrower is~~Borrowers are in the business of owning, constructing, developing and certain mining properties and assets as referenced herein.

B.	In furtherance of such business, the ~~Borrower has~~Borrowers have requested, and the Lenders, subject to the terms and conditions set forth herein, have agreed to make the loans provided for herein to be used by the ~~Borrower~~Borrowers for the purposes permitted herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1            Certain Defined Terms.

As used in this Agreement (including in the recitals hereof), the following terms shall have the following meanings:

“ Abandonment” shall occur if:

(a)	the Borrower Group Members cease reasonable work towards the development and construction of the ~~Nussir Project~~Projects, including work towards all necessary feasibility study updates, licenses and permits, for reasons other than a Force Majeure, and such condition continues without interruption for 60 days;

(b)	the Administrative Agent shall have delivered to the ~~Borrower~~Borrowers a notice requesting a certificate to the effect that the Borrower Group Members intend to resume such reasonable work;

(c)	within five (5) Business Days following delivery of such notice such certificate is not delivered to the Administrative Agent, or such certificate is delivered and the Borrower Group Members do not then resume such reasonable work; and

(d)	the Administrative Agent has thereafter notified the ~~Borrower~~Borrowers in writing that Abandonment has occurred.

“Adjusted Term SOFR” means, for any Interest Period, the sum of Term SOFR plus 0.10% per annum.

“Administrative Agent” means Hartree Partners, LP, in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 8.1.

“Advance” has the meaning set forth in Section 2.1.

“Advance Request” means a written request for an Advance in the form attached hereto as Schedule B.

“Affiliate” in relation to any Person (in this definition, the “relevant party”) means any other Person that directly or indirectly, Controls, is Controlled by or is under common Control with, the relevant party.

“Agreement” has the meaning set forth in the Preamble.

“AML Legislation” means any Applicable Law concerning or relating to terrorism or money laundering, including, without limitation, United States Executive Order No. 13224, the Patriot Act, the laws comprising or implementing the Bank Secrecy Act (United States), the laws administered by OFAC and the U.S. State Department, the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), Directive 2005/60/EC of the European Parliament and the Council of 26 October 2005 (EU), the United Nations Al-Qaida and Taliban Regulations (Canada), the Anti-terrorism Act (Canada), and any similar or analogous legislation in any other applicable country, including as may be applicable to the Borrower Group Members, the Projects, the Administrative Agent or the Lenders, as any of the foregoing laws may from time to time be amended, renewed, extended, or replaced.

“Anti-Corruption Laws” shall mean all laws, executive orders, ordinances, rules, regulations or statutes of any jurisdiction related to corruption or bribery, including, but not limited to, (a) the FCPA, as amended, (b) the UK Bribery Act 2010, (c) Norway, and (d) the Corruption of Foreign Public Officials Act (Canada), as any of the foregoing laws may from time to time be amended, renewed, extended, or replaced.

“Anti-Corruption Policy” means the anti-bribery and anti-corruption policy of the Borrower Group Members adopted by the Board, as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms hereof, a copy of which has been provided to the Administrative Agent prior to the Closing Date.

“Anti-Terrorism Laws” means each of:

(a)	the USA Patriot Act;

(b)	the Money Laundering Control Act of 1986, 18 U.S.C. sect. 1956;

(c)	the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada);

(d)	Parts II.1, XII.2 and section 354 of the Criminal Code (Canada);

(e)	all Sanctions; and

(f)	any similar law enacted in the United States of America, Canada or Norway subsequent to the date of this Agreement.

“Applicable Law” means any law (including common law and equity), any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent decree or administrative Order), or Authorization of a Governmental Body applicable to any specified Person, property, transaction or event, or any such Person’s Business Assets.

“Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If all Advances available under the Loan have been made or if the Commitments have been terminated or expired, the Applicable Percentage shall be the percentage of the total outstanding Loans represented by such Lender’s outstanding Loans.

“Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege or no action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s Business Affairs (including any zoning approval, mining permit, development permit and building permit) or from any Person in connection with any easements or contractual rights.

“Authorized Officer” means, with respect to any Person, the chief executive officer, the president, the chief financial officer or the treasurer of such Person, or any other senior officer of such Person having substantially the same authority and responsibility.

“Availability Period” means the period from and including the Closing Date to and including March 31, 2026.

“Bankruptcy Code” means any of the Bankruptcy Reform Act, Title 11 of the United States Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act

(Canada) and the Winding up and Restructuring Act (Canada) and the Norwegian Insolvency Act of June 8, 1984 no. 58 (Nw: konkursloven), each as amended or recodified from time to time, including (unless the context otherwise requires) any rules or regulations promulgated thereunder.

“ Base Rate” for an Interest Period means the greater of (i) Adjusted Term SOFR, and (ii) 3.0%, as calculated three Business Days prior to the commencement of such Interest Period.

“ Blue Moon Norway” as the meaning set forth in the Preamble.

“Blue Moon Project” means the polymetallic volcanogenic massive sulfide (VMS) deposit located in central California approximately 22 miles northeast of Merced and 120 miles east, southeast of San Francisco.

“Blue Moon Security Documents” means the California law governed security to be granted by Keystone in favour of the Collateral Agent over all of Keystone’s present and after acquired property including, without limitation, its interest in the Blue Moon Project, in form and substance satisfactory to the Lenders.

“Board” means the board of directors of the Parent.

“Bonus Shares” has the meaning set forth in the Loan Bonus Letter Agreement.

“~~Borrower~~Borrowers” has the meaning set forth in the Preamble.

“Borrower Group Business” means the development, construction, procurement, engineering, maintenance and operation of, and extraction, processing and sale of minerals from, the Projects.

“Borrower Group Member” means the Parent, the ~~Borrower, Keystone~~Borrowers and the Norwegian Guarantors, or any of them.

“Borrower Subsidiary” means any Subsidiary of ~~the~~either Borrower that holds or acquires directly or indirectly any interest in ~~the Nussir~~a Project.

“Business Affairs” means the Business Assets, affairs, liabilities, condition (financial or otherwise), and results of operations of a specified Person or Persons.

“Business Assets” means the business, operations, undertaking, property and assets of a specified Person or Persons (including interests held in the Capital Stock of another Person).

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for business in Vancouver, British Columbia and New York, New York.

“Canadian Dollars” and the symbol “C$” each mean lawful currency of Canada.

“Capital Lease” means, as to any Person, any lease of property by such Person as lessee to the extent the obligations of such Person thereunder are required to be classified and accounted for as capital lease obligations or finance lease obligations on a balance sheet of such Person in accordance with GAAP, provided that, for the purposes solely of determining whether a lease is a capital lease or an operating lease, the provisions of IFRS as of December 31, 2018 shall be used.

“Capital Stock” means:

(a)	common shares, preferred shares or other equivalent equity interests (howsoever designated) of capital stock of a corporation;

(b)	units, membership interests, limited liability company interests or other equity interests, preferred, common or otherwise, in a limited liability company;

(c)	member or shareholder interests in an unlimited company or unlimited liability company;

(d)	limited or general partnership interests in a partnership;

(e)	any other interest that confers the right to receive a share of the profits and/or losses of, or the distribution of assets of, any Person; and

(f)	any other interest equivalent to any of the interests referred to in any of clauses (a), (b), (c), (d) and (e) of this definition.

“Change of Control” means,

(a)	with respect to the Parent, an event or series of events by which any one of the following occur:

(i)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Borrower Group Members;

(ii)	any Person, or two or more Persons acting in concert, acquire(s), directly or indirectly, 50% or more of the voting power or voting Capital Stock of Parent;

(iii)	Parent’s effective ownership (via joint venture agreement, asset sale or otherwise) of the Blue Moon Project or the Nussir Project decreased below 80%;

(iv)	any Person amalgamates or consolidates with or merges with or into Parent pursuant to a transaction in which any of the outstanding voting Capital Stock of Parent or such other person is converted into or exchanged for cash, securities or other property in which Parent is not the continuing or surviving corporation; or

(v)	any other change in the Control of Parent; or

(b)	with respect to ~~the Borrower~~Nussir, an event or series of event by which Parent ceases:

(i)	to hold, directly or indirectly, at least 93% of the issued Capital Stock of ~~the Borrower~~Nussir or the Capital Stock having the right to cast at least 93% of the votes capable of being cast in general meetings of shareholders of ~~the Borrower~~Nussir;

(ii)	to have the right to appoint the entire board of directors or equivalent governing body of ~~the Borrower~~Nussir;

(iii)	to have the right to control the management or policies of ~~the Borrower~~Nussir; or

(iv)	to have the power to manage or direct Nussir through ownership of Capital Stock, by contract or otherwise; or

(c)	with respect to Keystone, an event or series of event by which Parent ceases:

(i)	to hold, directly or indirectly, 100% of the issued Capital Stock of Keystone or the Capital Stock having the right to cast 100% of the votes capable of being cast in general meetings of shareholders of Keystone;

(ii)	to have the right to appoint the entire board of directors or equivalent governing body of Keystone;

(iii)	to have the right to control the management or policies of Keystone; or

(iv)	to have the power to manage or direct ~~the Borrower~~Keystone through ownership of Capital Stock, by contract or otherwise.

“Change of Control Agreement” has the meaning given to such term in Section 2.10(4).

“Closing Date” means the date hereof.

“Code” means the US Internal Revenue Code of 1986, as amended.

“Collateral” means (i) the assets comprising the Nussir Project and the Blue Moon Project and (ii) the assets comprised by the Security Documents.

“Collateral Agent” Hartree Partners, LP and its successors and permitted assigns.

“Commitment” means, in respect of each Lender, the amount specified with respect to such Lender in Schedule A (which will be amended and distributed to all parties by the Administrative Agent from time to time to reflect any changes thereto), as such amount may be reduced from time to time by such Lender’s Applicable Percentage of the amount of any prepayments or repayments required or made hereunder or by the cancellation of any unused portion of the Loan.

“Commodity Contract” means commodity options, futures, swaps, and other similar agreements and arrangements designed to provide protection to any Borrower Group Member against fluctuations in commodity prices.

“Confidential Information” has the meaning set forth in Section 9.14(1).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Contaminant” means any solid, liquid, gas, odor, heat, sound, vibration, radiation or combination of any of them that is reasonably expected to:

(a)	materially impair the quality of the Environment for any use that can be made of it;

(b)	materially injure or damage property or plant or animal life;

(c)	materially and adversely affect the health of any individual;

(d)	materially impair the safety of any individual;

(e)	materially render any plant or animal life unfit for use by man; or

(f)	create a liability under any Environmental Law; and includes any “contaminant” within the meaning assigned to such term in any Environmental Law.

“Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any Indebtedness or contractual obligation of another Person, if the purpose or intent of such Person in incurring the Contingent Obligation is to provide assurance to the obligee of such Indebtedness or contractual obligation that such Indebtedness or contractual obligation will be paid or discharged, or that any agreement entered into by such other Person relating to such Indebtedness or contractual obligation will be complied with, or that any holder of such Indebtedness or contractual obligation will be protected against loss in respect thereof. Contingent Obligations of a Person include (a) the direct or indirect guarantee, endorsement (other than for collection or deposit in the ordinary course of business), co making, discounting with recourse or sale with recourse by such Person of an obligation of another Person, and (b) any liability of such Person for an obligation of another Person through any agreement (contingent or otherwise) (i) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of a loan, advance, stock purchase, capital contribution or otherwise), (ii) to maintain the Solvency, any balance sheet item, level of income or financial condition of another Person, (iii) to make take or pay or similar payments, if required, regardless of non performance by any other party or parties to an agreement, (iv) to purchase, sell or lease (as lessor or lessee) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such obligation or to assure the holder of such obligation against loss, or (v) to supply funds to or in any other manner invest in such other Person (including to pay for property or services irrespective of whether such property is received or such services are rendered), if in the case of any agreement or liability described under subclauses (i) through (v) of this sentence the primary purpose or intent thereof is as described in the preceding sentence. The amount of any Contingent Obligation shall be equal to the lesser of (A) the amount payable under such Contingent Obligation (if quantifiable) or (B) the portion of the obligation so guaranteed or otherwise supported.

“Control,” “Controls” and “Controlled” when used with respect to any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person (whether through ownership of Voting Capital Stock, by contract or otherwise); provided that, in any event and without limitation, any Person or combination of Persons acting jointly or in concert which owns or own, directly or indirectly, more than 50% of the Voting Capital Stock having ordinary voting power for the election of the directors of, or Persons performing similar functions for, such Person will be deemed to Control such Person (irrespective of whether at the time any other Capital Stock of such Person of any other class shall or might have voting power upon the occurrence of any contingency).

“Default” means (a) an Event of Default, or (b) an event or condition that with the giving of notice or the passage of time, or both, would constitute an Event of Default.

“Development” means all activities, operations and work performed for the purpose of or in connection with the development, commissioning, start up and construction of the Projects through to the point of completion of relevant processing facilities as determined in accordance with the principal contracts governing the construction of the Projects, and including (a) acquisitions of mineral rights, surface rights, water rights, Authorizations and other interests necessary for the development, construction, commissioning, start up and operation of the Projects, (b) pre production development for the commencement of mining operations, and (c) activities undertaken to comply with any Applicable Laws arising out of or related to any of the foregoing.

“Disposition” means a disposition of all or substantially all of the Collateral.

“Distribution” shall mean, with respect to any Person, any payment, directly or indirectly, by such Person: (a) of any dividends on any Capital stock, other than dividends or distributions payable in shares or other Capital Stock; (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any Capital Stock of such Person; (c) of any other distribution (other than distributions in shares or other Capital Stock) in respect of any Capital Stock of such Person including a return of capital or repurchase/redemption thereof; (d) payments of interest or principal on any Indebtedness owing to any holder of Capital Stock or any Affiliate thereof, or (e) of any management, consulting or similar fee or compensation or any bonus payment or comparable payment, or by way of gift or other gratuity, to the extent such distributions are made in cash, to any Affiliate of such Person (including to a direct or indirect parent) or to any director, officer or member of the management of an Affiliate of such Person provided that payments by a Borrower Group Member in the course of its business to employees, officers and members of management, expense reimbursement to directors, in each case in the ordinary course of business consistent with past practice shall not constitute Distributions hereunder.

“Dollars” and the symbol “$” each mean lawful money of the United States of America.

“Employee Benefit Plan” has the meaning set forth in Section 4.1(26).

“Environment” means the ambient air, all layers of the atmosphere, surface water, underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, and includes indoor spaces.

“Environmental Laws” means any Applicable Law which applies to the Business Affairs of any particular Person relating to the Environment, occupational health or safety, industrial hygiene, product liability or any past, present or future activity, event or circumstance in respect of any Hazardous Materials (including the use, handling, transportation, production, disposal, discharge or storage thereof or the terms of any Authorization issued therefore) or the environmental conditions on, under or about any real property of any particular Person (including soil, groundwater and indoor and ambient air conditions).

“ Event of Default” has the meaning set forth in Section 7.1.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment (each, a “Recipient”) to be made by or on account of any obligation of a Borrower Group Member hereunder or under any Loan Document, any of the following Taxes imposed on or with respect to or required to be withheld or deducted from, such payment: (a) Taxes imposed on or measured by its net income (however denominated), franchise Taxes, and branch profit Taxes, in each case (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or (in the case of a Lender) its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes; (b) ~~any~~U.S. federal withholding Taxes imposed ~~under FATCA~~on amounts payable to or for the account of such Recipient with respect to an applicable interest in a Loan pursuant to a law in effect on the date on which (i) such Recipient acquires such interest in the Loan, or (ii) such Recipient changes its lending office, except in each case to the extent that, pursuant to Section 9.5, amounts with respect to such Taxes were payable either to such Recipient’s assignor immediately before such Recipient became a party hereto or to such Recipient immediately before it changed its lending office; (c) Taxes attributable to such Recipient’s failure to comply with Section 9.5(7) of this Agreement; (d) any Canadian federal withholding Taxes arising as a result of (i) a Recipient not dealing at “arm’s length” (within the meaning of the ITA) with a Borrower Group Member, (ii) a Recipient being a “specified shareholder” (as defined in subsection 18(5) of the ITA) of a Borrower Group Member or not dealing at “arm’s length” with a “specified shareholder” (in each case within the meanings in the ITA) of a Borrower Group Member, or (iii) ~~the~~a Borrower being a “specified entity” (as defined in subsection 18.4(1) of the ITA) in respect of the Recipient (except, in each of the foregoing cases (i), (ii) and (iii), where any such non-arm’s length or specified non-resident shareholder relationship arose, or a Borrower Group Member is a specified entity, as a result of the Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan Document), and (e) ~~withholding~~any Taxes imposed under FATCA.

“Existing ROFRs” means the rights of first refusal or rights of first offer, to provide financing to the Borrower Group Members in connection with ~~the Nussir~~any Project by way of stream, royalty, offtake or other similar instrument, that are described in Schedule 4.1(15) attached hereto.

“Existing Royalties” means the royalty agreements that are described in Schedule 4.1(15) attached hereto.

“FATCA” means Sections 1471 through 1474 of the Code, as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code and fiscal or regulatory legislation, or official rules adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Bodies and implementing such sections of the Code.

“Fiscal Quarter” means each period of three months, ending on each March 31, June 30, September 30 and December 31.

“ Fiscal Year” means each period of 12 months ending on December 31 of each year.

“Force Majeure” means any event or circumstance, whether foreseeable or unforeseeable, suffered by any Borrower Group Member which is not within its reasonable control, and includes, without limitation:

(a)	acts of God, nature, or the elements, including wind, ice and other storms, lightning, floods, earthquakes, volcanic eruptions, landslides, explosions and fires, sink holes, drought or other adverse weather condition;

(b)	strikes, lockouts, labor disputes and other industrial disturbances, including unavailability of power, water and other items necessary for production, (however arising and whether or not employee demands are reasonable or within the power of the applicable Borrower Group Member to grant), it being acknowledged that the settlement of strikes, lockouts, and other labor disturbances depends upon the agreement of employees and other third parties and therefore is not wholly within the discretion of the applicable Borrower Group Member;

(c)	war or the consequence thereof, acts or serious threats of sabotage or terrorism, riot, civil war, blockade, insurrection, acts of public enemies, invasion, civil strife or mob violence, trade sanctions, revolution, embargo, prohibition of import or export, expropriation, nationalization or other act of eminent domain; and

(d)	epidemics, pandemics and similar medical emergencies or issues.

“Foreign Lender” has the meaning set forth in Section 9.5(7)(a)(ii).

“GAAP” means generally accepted accounting principles determined in accordance with Section 1.2.

“Good Industry Practice” means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight, economy and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the mining industry engaged in the same type of undertaking under the same or similar circumstances.

“Governmental Body” means the government of Canada, the United States of America, Norway or any other nation, or of any political subdivision thereof, whether state, provincial, territorial or local, and any agency, authority, instrumentality, regulatory body (including stock exchanges), court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra national bodies such as the European Union or the European Central Bank).

“Hartree” means Hartree Partners, LP and its successors and permitted assigns.

“Hazardous Materials” means any pollutant or Contaminant, including any hazardous, dangerous, registrable or toxic chemical, material or other substance within the meaning of any Environmental Law.

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

“Indebtedness” of any Person means, without duplication:

(a)	all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, bills or other similar instruments;

(b)	all obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker’s acceptances issued for such Person’s account;

(c)	all obligations under any Capital Lease and the principal component or equivalent of obligations under Other Leases of such Person;

(d)	all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business);

(e)	all obligations of any Person secured by a Lien on property owned or being purchased by such Person; all obligations secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property owned by such Person, even though such Person has not assumed or become liable for the payment of such obligations or such obligations are limited in recourse;

(f)	all liabilities of such Person as determined in accordance with GAAP;

(g)	all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

(h)	all Contingent Obligations of such Person; and

(i)	all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any Capital Stock of such Person with a mandatory repurchase or redemption date of less than ten years from the date of issuance thereof.

For purposes of determining the amount of Indebtedness in a circumstance when the creditor has recourse only to specified assets, the amount shall be the lesser of (i) the amount of such obligation or (ii) the fair market value of such assets.

“Indemnified Liabilities” has the meaning set forth in Section 9.5(3).

“Indemnified Person” has the meaning set forth in Section 9.5(2).

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any Obligation of the Borrower Group Members under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Interest Period” means the (i) the period from and including the date of the initial Advance hereunder, to but excluding the next following Payment Date, (ii) from and including a Payment Date, to but excluding the next Payment Date, and (iii) from an including the final Payment Date prior to repayment, to but excluding the date the Loan and all other Obligations are repaid in full.

“Interest Rate” means the Base Rate plus 8.0% per annum.

“Interest Rate Contract” means interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, interest rate insurance, and other agreements or arrangements designed to provide protection against fluctuations in interest rates.

“Investment” has the meaning set forth in Section 5.3(8).

“IRS” means the United States Internal Revenue Service.

“Judgment Conversion Date” has the meaning set forth in Section 9.13(1).

“Judgment Currency” has the meaning set forth in Section 9.13(1).

“Lead Arranger” means Hartree Partners, LP, in its capacity as lead arranger for the Lenders hereunder.

“Lenders” has the meaning given to such term in the preamble.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), security interest, right of set off (to the extent constituting a security interest), priority or other security agreement or preferential arrangement of any kind or nature whatsoever, including any conditional sale or other title retention agreement or the interest of a lessor under a Capital Lease or an Other Lease.

“Loan” or “Loans” means the Advances to be made hereunder.

“Loan Bonus Letter Agreement” means that certain loan bonus letter agreement dated as of the date hereof between the Parent, ~~the Borrower~~Nussir and the Lead Arranger.

“Loan Documents” means, collectively, this Agreement, the Loan Bonus Letter Agreement, the Security Documents, the North American Collateral Agency Agreement, the Norwegian Intercreditor Agreement and each other agreement, document, instrument or certificate delivered to the Administrative Agent or the Collateral Agent, as applicable, for the benefit of the Secured Parties as a loan document pursuant to or otherwise in connection with any of this Agreement.

“Material Adverse Change” means any change, effect, event, occurrence or change in condition or state of facts, that in any such case, has, or could reasonably be expected to have, a Material Adverse Effect.

“Material Adverse Effect” means any event, change, condition, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on: (a) the business, operations, results of operations, financial condition, assets, liabilities, permits or authorizations of the Projects; or (b) the ability of the ~~Borrower~~Borrowers to obtain authorizations which impact the ability of the ~~Borrower~~Borrowers to construct or operate the Projects in a manner consistent with that certain 2023 SRK Definitive Feasibility Study; provided, however, that none of the following shall constitute a Material Adverse Effect: (i) changes generally affecting the industry in which the ~~Borrower operates~~Borrowers operate; (ii) changes in general economic, financial or political conditions, including the effect of geopolitical events or natural disasters; or (iii) changes in law or accounting principles, except to the extent that such changes disproportionately affect the ~~Borrower~~Borrowers relative to other similarly situated companies in the same industry.

“Material Permits” means, collectively, each license, permit or approval issued by any Governmental Body, or any applicable stock exchange or securities commission, to any Borrower Group Member as outlined on Schedule 4.1(14), for which is material to the Business Affairs of the Borrower Group Members.

“Material Project Agreements” means:

(a)	the agreements listed in Schedule 4.1(14) attached hereto;

(b)	each agreement involving the potential expenditure by, or revenue to, ~~the~~a Borrower or any Subsidiary of more than $5,000,000;

(c)	each agreement the breach, loss or termination of which would reasonably be expected to be materially adverse to the development or operation of ~~the Nussir~~a Project or otherwise result in a Material Adverse Effect relating to ~~the Nussir~~a Project; and

(d)	any other agreement designated by the Required Lenders and ~~the~~a Borrower as a Material Project Agreement.

“Maturity Date” means June 30, 2027.

“Mining Properties” means the mineral rights and mineral leases listed in Schedule 4.1(15) attached hereto, including the unpatented mining claims and all accessions and successions thereto, whether created privately or through government action, and all other property, buildings, structures, facilities and fixtures now or at any time hereafter used, affixed to or situate thereon, including any means of access thereto and any of the foregoing to which any Borrower Group Member or any of their respective Affiliates, acquires an interest in or to, after the date hereof.

“Monthly Operating Report” means a written report in respect of the ~~Nussir~~each Project prepared by or on behalf of the ~~Borrower~~Borrowers in relation to the immediately preceding month, which report shall include certain material information pertaining to the development or operations of the ~~Nussir~~such Project, with sufficient detail and information as reasonably required by the Required Lenders.

“Net Proceeds” means:

(a)	the net proceeds of: any incurrence of Indebtedness, issuance of a stream interest, issuance of a royalty, or any prepay agreement, in each case by a Borrower Group Member;

(b)	the net proceeds of any property or casualty insurance received by any Borrower Group Member;

(c)	net condemnation or expropriation proceeds received by any Borrower Group Member; and

(d)	the net proceeds of any Disposition by any Borrower Group Member (excluding for greater certainty any proceeds received from a sale of equity interests in Honey Badger Silver Inc.).

“North American Collateral Agency Agreement” means that certain North American collateral agency agreement to be entered into among, inter alios, the Borrower Group Members, the Collateral Agent, the Administrative Agent and the Lenders in respect of the North American Security Documents and the Blue Moon Security Documents.

“North American Security Documents” means the security to be granted in favour of the Collateral Agent from time to time including, without limitation:

(a)	an Ontario law governed guarantee granted by the Parent, Keystone and each Norwegian Guarantor in favour the Collateral Agent;

(b)	a British Columbia law governed security agreement granted by the Parent in favour of the Collateral Agent;

(c)	a British Columbia law governed assignment of insurance granted by the Parent in favour of the Collateral Agent; and

(d)	a US pledge agreement granted by the Parent in favour of the Collateral Agent which shall provide for a pledge of all of the issued and outstanding equity interests of Keystone.

“Norwegian Guarantors” has the meaning given to such term in the preamble.

“Norwegian Intercreditor Agreement” means that certain security agent agreement (governed by Norwegian law) to be entered into among, inter alios, the Collateral Agent, the Lenders and the Offtaker in respect of the Nussir Security Documents.

“Nussir Project” means ~~the Borrower’s~~Nussir’s advanced stage sediment hosted development copper-gold-silver project located in northern Norway.

“Nussir Security Documents” means the Norwegian law security to be granted in favour of the Collateral Agent from time to time including in connection with this Agreement, without limitation:

(a)	a first ranking security over all issued shares in Blue Moon Norway held by the Parent;

(b)	a first ranking security over all issued shares in ~~the Borrower~~Nussir held by Blue Moon Norway;

(c)	a first ranking security over all issued shares in the Repparfjord held by Blue Moon Norway;

(d)	a first ranking floating charge over ~~the Borrower's~~Nussir’s:

(i)	inventory (Nw. varelager);

(ii)	operating assets (Nw. driftstilbehør); and

(iii)	trade receivables (Nw. factoring);

(e)	a first ranking floating charge over each Norwegian Guarantor’s:

(i)	inventory (Nw. varelager);

(ii)	operating assets (Nw. driftstilbehør); and

(iii)	trade receivables (Nw. factoring);

(f)	a first ranking security over all extraction rights held by ~~the Borrower~~Nussir on property with:

(i)	land no. 107, title no. 1 in Hammerfest municipality, Norway;

(ii)	land no. 107 title no. 1 and lease no. 15 in Hammerfest municipality, Norway; and

(g)	a second ranking security over the new leasehold agreement held by Repparfjord on the property with land no. 107 title no. 1 and lease no. 15 in Hammerfest municipality, Norway.

“Oaktree” means Opps XII BL MN Holdings LP and its successors and permitted assigns.

“Obligation Currency” has the meaning set forth in Section 9.13(1).

“Obligations” means all of the obligations of the ~~Borrower~~Borrowers under the Loan Documents, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, including all interest that accrues after the commencement of any case or proceeding by or against the ~~Borrower~~Borrowers under the Bankruptcy Code, whether or not allowed in such case or proceeding.

“Offtake Agreement” the sale purchase agreement dated as of March 7, 2025, and entered into between the Offtaker, as buyer, and ~~the Borrower~~Nussir, as seller, relating to the sale and purchase of copper concentrates from the Nussir Project mine, as may be amended, restated, supplemented or otherwise modified from time to time.

“Offtaker” means Hartree Metals SARL and its successors and permitted assigns.

“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Body, arbitrator or other decision-making authority of competent jurisdiction.

“Organizational Documents” means:

(a)	in relation to any corporation, the articles or certificate of incorporation, amendment, amalgamation, continuance or association and the memorandum of association, bylaws and any unanimous shareholder agreement, as appropriate, or equivalent documents of a corporation governing the incorporation, capacity, powers and Business Affairs of that body corporate;

(b)	in relation to any limited or general partnership, limited liability company, or other Person, the partnership agreement, operating agreement, articles or certificate of organization, or equivalent document governing the formation, capacity, powers and Business Affairs of that partnership, limited liability company or other Person and, if a partner (other than a limited partner) of that limited or general partnership is a Person referred to in clause (a), (b) or (c) of this definition, the documents referred to in clause (a), (b) or (c), as applicable, of this definition in relation to that partner; and

(c)	in relation to any business, charitable or other trust, the declaration of trust, trust agreement or equivalent document governing the formation, capacity, powers and Business Affairs of that business, charitable or other trust and, if a trustee of that business, charitable or other trust is a Person referred to in clause (a), (b) or (c) of this definition, the documents referred to in clause (a), (b) or (c), as applicable, of this definition in relation to that trustee, together, in each case, with the bylaws or other equivalent documents regulating the organization, Control or internal management of the relevant Person.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising ~~solely~~ from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Lease” means any lease that is not a Capital Lease, including synthetic leases, tax retention operating leases, or any lease having substantially the same economic effect as a conditional sale, title retention agreement or similar arrangement.

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

“Parent” has the meaning set forth in the Preamble.

“Payment Date” means March 31, June 30, September 30 and December 31 in each year.

“Permitted Liens” means:

(a)	Liens arising by operation of law for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and which are adequately reserved for in accordance with GAAP;

(b)	statutory Liens of mechanics, materialmen, shippers, warehousemen, carriers, and other similar persons for services or materials arising in the ordinary course of business for which payment is not past due;

(c)	non-consensual Liens incurred, or deposits made in the ordinary course of business in connection with workers’ compensation, surety unemployment insurance, surety or appeal bonds, letters of credit, costs of litigation when required by law, public and statutory obligations and other types of social security;

(d)	Liens for taxes or statutory Liens of mechanics, materialmen, shippers, warehousemen, carriers and other similar persons for services or materials that are due but are being contested in good faith and by appropriate and lawful proceedings promptly initiated and diligently conducted and for which reserves satisfactory to Lenders have been established;

(e)	zoning restrictions, easements, rights of way, survey exceptions, encroachments, covenants, licenses, reservations, leasehold interests, restrictions on the use of real property or minor irregularities incident thereto which do not in the aggregate materially detract from the value or use of the property or assets of the Borrower Group Members or impair, in any material manner, the use of such property for the purposes for which such property is held by the Borrower Group Members;

(f)	judgment Liens to the extent the existence of such Liens is not an Event of Default under Section 7.1;

(g)	any Lien created or assumed by such Person in favor of a public utility or Governmental Body when required by the utility or Governmental Body in connection with the operations of such Person pursuant to a contractual requirement or in the ordinary course;

(h)	undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to law against property or assets or which relate to obligations not due or delinquent;

(i)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, letters of credit, performance bonds and other similar obligations;

(j)	Liens granted as credit support for hedging agreements entered into in compliance with Section 5.3(13), subject to the execution of an intercreditor agreement by such hedge provider in form and substance satisfactory to the Required Lenders, acting reasonably;

(k)	any Lien required to be granted to Finnmarkseiendommen (FEFO) as security for lease payments, decommission costs and similar obligations;

(l)	any Lien required to be granted pursuant to the Norwegian Mineral Act of June 19, 2009 no. 101 (Nw: mineralloven), as amended or recodified from time to time, including in relation to security measures and decommissioning;

(m)	such minor defects as may be revealed by an up to date plan of survey of any property and any minor registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions do not in the aggregate materially detract from the value of the said properties or materially impair their use in the operation of the business;

(n)	in respect of any unpatented mining claim the paramount title of the United States of America;

(o)	Liens on cash and cash-equivalent collateral securing corporate credit cards in the ordinary course of business up to $100,000;

(p)	Liens securing the Offtake Agreement;

(q)	the Security;

(r)	Liens securing Purchase Money Liens in accordance with paragraph Section 5.3(11)(c); and

(s)	any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Body.

“Person” means an individual, corporation, estate, partnership, limited liability company, joint venture, trust, other legal entity, unincorporated organization or Governmental Body or any other entity of whatever nature or authority.

“PIK” in respect of any amount of interest or fees payable hereunder, means such amount being satisfied by being added to the principal amount of the Loan outstanding.

“PIK Payment Amount” means, in respect of a Payment Date, the amount of interest requested to be paid by way of PIK on such Payment Date, as specified in the applicable PIK Payment Request, or if an amount other than such amount is agreed between the Borrower Group Members and the Lenders, then such agreed upon amount.

“PIK Payment Request” means a written request in the form of Schedule C attached hereto.

“Principal Amount” at any time means the principal amount of the Loans outstanding at such time and all other amounts that have been added to the principal balance in accordance with this Agreement from time to time.

“Project Finance Facility” means a senior secured term loan and redeemable precious metals stream to be made available to ~~the Borrower~~Nussir by Hartree Partners, LP and Oaktree Capital Management to fund construction of the Nussir Project.

“Projects” means the Nussir Project and the Blue Moon Project.

“Purchase Money Lien” means a Lien created or incurred by a Person securing Indebtedness incurred to finance the acquisition of property (including the costs of installation thereof), provided that:

(a)	such Lien is created substantially simultaneously with the acquisition of such property;

(b)	such Lien does not at any time encumber any property other than the property financed by such Indebtedness;

(c)	the amount of Indebtedness secured thereby is not increased subsequent to such acquisition; and

(d)	the principal amount of Indebtedness secured by such Lien at no time exceeds 100% of the original purchase price of such property and the cost of installation thereof; and, for the purposes of this definition, the term “acquisition” includes a Capital Lease or Other Lease.

“Records” means all of Parent’s and the ~~Borrower's~~Borrowers’ present and future records and books of account of every kind or nature, purchase and sale agreements, invoices, ledger cards, bills of lading and other shipping evidence, statements, correspondence, memoranda, credit files, electronically stored data and other data, together with the tapes, disks, diskettes, drives and other data and software storage media and devices, file cabinets or containers in or on which the foregoing are stored (including any rights of the ~~Borrower~~Borrowers with respect to the foregoing maintained with or by any other Person).

“Register” has the meaning set forth in Section 9.8(4).

“Repparfjord” as the meaning set forth in the Preamble.

“Required Lenders” means (i) Hartree and Oaktree (including any of their Affiliates) provided that such Lender has not sold part or all of the loan originated, or (ii) if Hartree or Oaktree, or both, sell or assign any of their interest, then one or more Lenders holding greater than 66.67% of the Commitments or, if all Advances under the Loan have been made or the Commitments have otherwise been terminated or expired, of the Principal Amount of the Loans plus either Hartree or Oaktree to the extent still a Required Lender under provision (i) above.

“Sanctioned Entity” means any person, being an individual, corporation, company, vessel, association, government or other entity that is identified on (or owned, operated or controlled by any person identified on) any applicable restricted parties list maintained by a Sanctions Authority (including, but not limited to, the Specially Designated Nationals and Blocked Persons Lists of the United States of America; the consolidated list of persons, groups and entities subject to financial sanctions maintained by the European Commission; the Consolidated List of Financial Sanctions Targets in the United Kingdom maintained by His Majesty’s Treasury of the United Kingdom; and any Governmental Body of Canada including but not limited to Global Affairs Canada and Public Safety Canada).

“Sanctions” means any sanctions, laws, regulations, statutes, prohibitions, official embargo measures and restrictive measures that relate to the enforcement of economic, trade or financial sanctions or export controls which are administered, maintained, amended, enforced or imposed by any Sanctions Authority from time to time (including lists of Sanctioned Entities and other country-specific financial and trade sanctions).

“Sanctions Authority” means any of the United Nations, the United Nations Security Council, the European Union (or any present or future member state thereof), the United States of America (including the United States Department of Treasury’s Office of Foreign Assets Control, the United States of America Department of State or Commerce or any other Governmental Body of the United States of America), His Majesty’s Treasury in the United Kingdom and any Governmental Body of Canada, or any other relevant sanction authority or Governmental Body (including any replacement or other regulatory body enforcing economic, financial and trade sanctions legislation in such countries or by any state, supranational or international government organization).

“Secured Parties” means the Administrative Agent and the Lenders.

“Security” means the Liens in favour of the Collateral Agent securing the Obligations as created by the Security Documents.

“Security Documents” means collectively the North American Security Documents, the Blue Moon Security Documents and the Nussir Security Documents.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Solvency” shall have a correlative meaning.

“Solvent” means, when used with respect to a Person, that, on a consolidated basis:

(a)	the fair saleable value of the Business Assets of such Person is in excess of the total amount of the current value of its liabilities (including for purposes of this definition all liabilities (including loss reserves), whether or not reflected on a balance sheet prepared in accordance with GAAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(b)	such Person is able to pay its debts or obligations in the ordinary course as they mature;

(c)	in the case of any Borrower Group Member, it will not be rendered insolvent by the execution and delivery of the Loan Documents;

(d)	such Person does not intend to, nor does it believe that it will, incur debts beyond its ability to pay them as they mature;

(e)	such Person has capital sufficient to carry on its Business Affairs and all business and transactions in which it is about to engage; and

(f)	such Person is not otherwise insolvent as defined by any Applicable Law.

“Structuring Premium” has the meaning set forth in Section 2.3

“Subsidiary” of any Person means any Person: (a) which is Controlled by such first Person; or (b) a majority of whose Voting Capital Stock, on a fully diluted basis, is owned beneficially or Controlled by such first Person. For greater certainty, a Person shall be deemed to be a Subsidiary of another Person if it is a Subsidiary of a Person that is that other’s Subsidiary.

“Taxes” means all taxes of any kind or nature whatsoever including corporation taxes, capital taxes, realty taxes (including utility charges which are collectible like realty taxes), business taxes, property transfer taxes, income taxes, sales taxes, custom duties, payroll taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Body of any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon.

“Term SOFR” means, for any Interest Period, the Term SOFR Reference Rate for a tenor of three months as of the day (such day, the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such applicable Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by Administrative Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the per annum forward-looking term rate based on SOFR.

“Threshold Amount” means $1,000,000.

“Total Commitment” means $25,000,000.

“TSXV” means the TSX Venture Exchange.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Person” has the meaning set forth in Section 9.5(7)(a).

“United States,” “U.S.” and “U.S.A.” each means the United States of America.

“Use of Proceeds Certificate” has the meaning set forth in Section 3.3(3)(b).

“Voting Capital Stock” means Capital Stock of a Person which carries voting rights or the right to Control such Person under any circumstances, provided that Capital Stock which carries the right to vote or Control conditionally upon the happening of an event shall not be considered Voting Capital Stock until the occurrence of such event and then only during the continuance of such right to vote or Control.

Section 1.2            Accounting Principles.

Wherever in this Agreement reference is made to generally accepted accounting principles (“GAAP”), such reference means generally accepted accounting principles in Canada consistent with IFRS. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purposes of this Agreement and any other Loan Document, including the contents of any certificate to be delivered hereunder, such determination, consolidation or computation shall, unless the parties otherwise agree or the context otherwise require, be made in accordance with GAAP applied on a consistent basis.

Section 1.3            Interpretation.

In the Loan Documents, except to the extent the context otherwise requires:

(a)	any reference to an Article, a Section, a Schedule or an Exhibit is a reference to an article or section thereof, or a schedule or an exhibit thereto, respectively, and to a Subsection or a clause is, unless otherwise stated, a reference to a Subsection or a clause of the Section or Subsection in which the reference appears;

(b)	the words “hereof,” “herein,” “hereto,” “hereunder” and the like mean and refer to this Agreement or any other Loan Document as a whole and not merely to the specific Article, Section, Subsection, paragraph or clause in which the respective word appears;

(c)	the meaning of defined terms shall be equally applicable to both the singular and plural forms of the terms defined;

(d)	the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(e)	references to agreements and other contractual instruments shall be deemed to include all subsequent amendments, supplements, restatements and other modifications thereto, but only to the extent such amendments, supplements, restatements and other modifications are not prohibited by the terms of the Loan Documents;

(f)	references to any Person shall include such Person’s successors and, to the extent that such person assigns an interest in any Loan Document, such Person’s permitted assigns;

(g)	references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to;

(h)	any table of contents, captions and headings are for convenience of reference only and shall not affect the construction of this Agreement or any other Loan Document; and

(i)	in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

ARTICLE 2

THE LOANS

Section 2.1            The Loan.

Subject to the terms and conditions of this Agreement, including without limitation the conditions precedent set forth in Article 3, the Lenders agree to make two advances of the Loan (each, an “ Advance”) during the Availability Period to the ~~Borrower~~Borrowers in the aggregate amount of the Total Commitment.

Section 2.2            Advances.

Each Advance shall be in a minimum amount of $12,500,000. No Advance shall be made within 30 days of the most recent Advance.

Section 2.3            Structuring Premium.

In consideration for the Lenders’ structuring of the Loan, the Borrowers agree to pay to the Lenders a structuring premium (“Structuring Premium”) in an amount equal to 2.0% of the amount of the Total Commitment. The Structuring Premium shall be earned on the date of the initial Advance and shall be paid to the Lenders in cash on the date of such initial Advance made hereunder.

Section 2.4            Purposes of the Loan.

Each Advance of the Loan shall be used by the ~~Borrower~~Borrowers and the other Borrower Group Members substantially as set forth in each Use of Proceeds Certificate which for greater certainty will be used for the purpose of bridging the ~~Borrower’s~~Borrowers’ working capital needs pending documentation of the Project Finance Facility. For greater certainty, the proceeds of the Loan may be used in respect of either Project.

Section 2.5            Interest.

The outstanding Principal Amount shall bear interest at the Interest Rate both before and after maturity, demand, default, and judgment and until actual payment in full. Interest shall be payable in arrears on each Payment Date. All accrued and unpaid interest shall be paid to the Lenders on the Maturity Date. All interest shall accrue from day to day based on a year of 360 days and for the actual number of days elapsed for the period and shall be calculated on the Principal Amount.

Section 2.6            Payment of Interest.

(1)	For each Payment Date occurring prior to (but not on) the Maturity Date,

(a)	the ~~Borrower~~Borrowers may request to pay any portion of the interest payable on such Payment Date by way of PIK. Such requesting Borrower shall make such request by delivering a PIK Payment Request to the Administrative Agent no later than 15 Business Days prior to such Payment Date;

(b)	the Lenders may in their sole and absolute discretion elect to accept or reject such request by written notice to the applicable Borrower no later than 10 Business Days prior to the Payment Date. If the Lenders fail to provide its election to ~~the~~such Borrower by such date then the Lenders will be deemed to have rejected such request;

(c)	if the Lenders accept such request, or if the Lenders and the ~~Borrower~~Borrowers otherwise agree on an amount of interest to be paid by PIK, then the PIK Payment Amount shall be added to the Principal Amount on the Payment Date and shall for all purposes hereunder be treated as part of the Principal Amount of the Loan from such date; and

(d)	if the Lender rejects (or is deemed to reject) such request or if the Lender and the ~~Borrower~~Borrowers cannot agree upon an amount of interest to be paid PIK, then the ~~Borrower~~Borrowers shall pay the interest payable on such Payment Date in cash.

(2)	For certainty, any portion of the interest due on a Payment Date that is not paid by PIK shall be payable in cash on such Payment Date.

Section 2.7            Default Interest.

Notwithstanding Section 2.5 and Section 2.6, the ~~Borrower~~Borrowers shall pay to the Lenders interest on overdue amounts both before and after demand, default and judgment, and on the Principal Amount upon the occurrence and during the continuance of an Event of Default, at a rate equal to the Base Rate plus 12.0%, until such Event of Default is cured.

Section 2.8            Interest Act.

For purposes of the Interest Act (Canada), where a rate of interest is to be calculated on the basis of a year of 360 days, the yearly rate of interest to which the 360 day rate is equivalent is such rate multiplied by the number of days in the year for which such calculation is made and divided by 360.

Section 2.9            Maximum Interest Rate.

In the event that any provision of any Loan Document would oblige the ~~Borrower~~Borrowers to make any payment of interest or any other payment which is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate which would be prohibited by Applicable Law or would result in a receipt by the Lenders of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada) or other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by the Lenders of interest at a criminal rate, such adjustment to be effected, to the extent necessary as follows:

(a)	firstly, by reducing the amount or rate of interest required to be paid under this Agreement; and

(b)	thereafter by reducing any fees, commissions, premiums and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or other Applicable Law in such order as the Lenders may decide.

If, notwithstanding the provisions of clause (a) of this Section and after giving effect to all adjustments contemplated thereby, the Lenders shall have received an amount in excess of the maximum permitted by such clause, then such excess shall be applied by the Lenders to the reduction of the principal balance outstanding and not to the payment of interest, or if such excessive interest exceeds such principal balance, such excess shall be refunded to the ~~Borrower~~Borrowers.

Section 2.10          Repayments of the Loan.

(1)	Maturity Date. On the Maturity Date, the ~~Borrower~~Borrowers shall pay the outstanding Principal Amount and all accrued and unpaid interest.

(2)	Voluntary Prepayments. The ~~Borrower~~Borrowers shall be entitled, upon five Business Days’ written notice, to repay or prepay, at any time and from time to time, without premium or penalty, all or any portion of the Principal Amount of the Loan, provided that such repayment or prepayment is accompanied by payment of all accrued, uncapitalized and unpaid interest.

(3)	Mandatory Repayments. Within ten (10) Business Days of the date ~~the~~any Borrower receiving any Net Proceeds in excess of $1,000,000, unless: (i) reinvested into one or more of the ~~Nussir Project~~ Projects (provided that such reinvestment is in furtherance of the construction, development or operation of the ~~Nussir ProjectProjects~~), or (ii) otherwise waived by the Lenders in writing, ~~thesuch~~ Borrower shall apply an amount equal to such Net Proceeds as a corresponding repayment of the Principal Amount, together with accrued and unpaid interest on such repaid amount.

(4)	Change of Control. The Lenders may elect in their sole discretion to require that the Obligations be repaid in full and the Total Commitment cancelled immediately upon the occurrence of a Change of Control, provided that if the Parent or any other Borrower Group Member has entered into a definitive agreement the consummation of which would result in a Change of Control (a “ Change of Control Agreement”), the Lenders may elect to require that the Obligations be repaid in full and the Total Commitment cancelled prior to such Change of Control occurring.

(5)	Application of Prepayments. All prepayments of the Principal Amount shall be applied first, to any unpaid expenses or fees owing to the Lender, second to any accrued and unpaid interest, and third to the Principal Amount of the Loans.

(6)	No Reborrowing. Any amounts prepaid pursuant to this Section 2.10 may not be reborrowed, and the Total Commitment in respect thereof shall be cancelled.

Section 2.11          Payments.

(1)	Payments. The ~~Borrower~~Borrowers shall make each payment under the Loan Documents, unconditionally in full without set off, counterclaim or, to the extent permitted by applicable law, other defense. Each payment shall be made not later than 2:00pm (New York City time) on the day when due to the Lenders in Dollars and in same day funds, or such other funds as shall be separately agreed upon by the ~~Borrower~~Borrowers and the Lenders, in accordance with the Lenders’ payment instructions.

(2)	Extension. Whenever any amount is payable hereunder or under any other Loan Document on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Section 2.12          Obligations with Respect to the Loan.

The ~~Borrower~~Borrowers shall indemnify and hold the Secured Parties harmless from and against any claim made by any materialmen, contractors, subcontractors, workers or other Persons for work, services or materials done on or furnished to or placed on the Projects, or employed in the construction, improvement, operation or equipping of the Projects, or for any debts or claims accruing to any such Persons of or against ~~the~~such Borrower or any other Person, in each case excluding any debt or claims arising out of Secured Parties’ gross negligence or willful misconduct.

~~Section 2.13 Amendment to Loan Agreement.~~

~~Following the Closing Date and, in any event, prior to the funding  of the initial Advance hereunder  , the parties hereto agree to amend this Agreement to incorporate a co-borrower structure whereby the Borrower and Keystone will be co-borrowers hereunder. As part of such amendment to this Agreement and without limiting the foregoing, the parties hereto agree that the tax provisions included herein shall be negotiated between the Lenders and the Borrower Group Members to accommodate a US co-borrower structure.~~

ARTICLE 3

CONDITIONS PRECEDENT; CLOSING DELIVERABLES

Section 3.1            Conditions Precedent to the Closing Date.

The effectiveness of this Agreement and the occurrence of the Closing Date shall be subject to the satisfaction by the Borrower Group Members of each of the following conditions precedent, in form and substance satisfactory to the Lenders:

(1)	the management committee of the Lenders shall have provided their final approvals;

(2)	the Lenders shall be satisfied with their legal, tax, technical and environmental/social diligence;

(3)	the representations and warranties set forth in Section 4.1 shall be true and correct in all material respects;

(4)	no Default or Event of Default shall have occurred and be continuing or will arise as a result of the Closing Date;

(5)	no Material Adverse Change since December 31, 2024 shall have occurred;

(6)	~~the~~each Borrower shall have duly observed and performed all of its covenants and other agreements and shall have satisfied every condition contained in the Loan Documents to be observed, performed or satisfied by it;

(7)	the Administrative Agent shall have received each of the following:

(a)	a duly executed copy of this Agreement and the Loan Bonus Letter Agreement;

(b)	a certificate of an authorized person, the corporate secretary or other senior officer of each of the Borrower Group Members dated as of the Closing Date, as to and attaching: (A) resolutions of its board of directors, then in full force and effect authorizing the execution, delivery and performance of this Agreement and the other Loan Documents; (B) its articles, bylaws (if relevant), and other constating documents; and (C) the incumbency (if relevant) and signatures of those of its officers authorized to act with respect to the Loan Documents to be executed by it;

(c)	a certificate of an authorized person or senior officer of each of the Borrower Group Members dated as of the Closing Date, confirming the conditions precedent set forth in paragraphs (3), (4), (5) and (6) above;

(d)	if relevant, a good standing certificate or equivalent for each of the Borrower Group Members from its jurisdiction of incorporation dated within five (5) Business Days of the Closing Date;

(e)	the Parent shall have received the conditional approval of the TSXV with respect to the issuance of the Bonus Shares;

(f)	an opinion of Canadian counsel to the Borrower Group Members, as to such customary matters as Secured Parties shall reasonably require;

(g)	an opinion of Norwegian counsel to the Administrative Agent, the Lenders and the Collateral Agent, as to such customary matters as Lender shall reasonably require; and

(h)	confirmation of receipt by the Parent of all necessary approvals from the TSXV with respect to this Agreement.

Section 3.2            Conditions Precedent to the First Advance.

The obligation of the Lenders to make the first Advance of the Loan to the ~~Borrower~~Borrowers hereunder shall be subject to the satisfaction by the Borrower Group Members of each of the following conditions precedent, in form and substance satisfactory to the Lenders:

(1)	the Closing Date shall have occurred;

(2)	the Administrative Agent and the Collateral Agent, as applicable, shall have received each of the following:

(a)	the North American Security Documents and the Nussir Security Documents (other than item (g) in the definition of the Nussir Security Documents);

(b)	the North American Collateral Agency Agreement;

(c)	the Norwegian Intercreditor Agreement;

(d)	a certificate of an authorized person, the corporate secretary or other senior officer of each of the Borrower Group Members dated as of the date of the first Advance, as to and attaching: (A) resolutions of its board of directors, then in full force and effect authorizing the execution, delivery and performance of the Loan Documents to which it is a party; (B) its articles, bylaws (if relevant), and other constating documents; and (C) the incumbency (if relevant) and signatures of those of its officers authorized to act with respect to the Loan Documents to be executed by it;

(e)	a good standing certificate or equivalent for each of the Borrower Group Members from its jurisdiction of incorporation dated within five (5) Business Days of the date of the Advance;

(f)	an opinion of Norwegian counsel to the Administrative Agent, Collateral Agent and the Lenders, in form and substance satisfactory to the Lenders, with respect to, inter alia, due authorization, execution, delivery and enforceability of the Nussir Security Documents and the creation, validity and perfection of the Collateral Agent’s Liens constituted by the Nussir Security Documents;

(g)	opinions of Canadian and US counsel to the Borrower Group Members, in form and substance satisfactory to the Lenders, with respect to, inter alia, corporate, due authorization, execution, delivery and enforceability of the North American Security Documents, the creation, validity and perfection of the Collateral Agent’s Liens constituted by the North American Security Documents and, in the case of Keystone, due authorization, execution and delivery of this Agreement;

(h)	save for item (g) in the definition of the Nussir Security Documents, within 2 Business Days of the initial Advance hereunder evidence that the Liens in favour of the Collateral Agent created by the North American Security Documents and items (a), (b) and (c) of the definition of Nussir Security Documents shall have been duly perfected and registered in all jurisdictions, offices and registries where such perfection and/or registration is necessary or desirable, and the registration documents related to items (c), (d), (e) and (f) of the definition of Nussir Security Documents have been delivered in original to the Collateral Agent’s local counsel; and

(i)	evidence of the receipt of all material consents, authorizations, approvals, rulings or orders of, or registrations with, and the timely submission of any notices, filings, petitions, statements, registrations, submissions of information, application or submission of other documents under all Applicable Laws, from or to any Governmental Body or other Person required to be obtained or made by the ~~Borrower~~Borrowers in connection with the execution, delivery and performance of this Agreement and each other Loan Document, the consummation of the transactions contemplated hereby and thereby;

(3)	the out-of-pocket fees and expenses of the Secured Parties and the Collateral Agent shall have been paid or provision for payment of same shall have been made to the satisfaction of the Lenders; and

(4)	the Structuring Premium shall have been paid, or arrangements satisfactory to the Lenders for it to be paid from the proceeds of the first Advance shall have been made.

Section 3.3            Conditions Precedent to all Advances.

The availability of each Advance of the Loan (including the first Advance) shall be subject to the satisfaction by the Borrower Group Members of each of the following conditions precedent, in form and substance satisfactory to the Lenders:

(1)	the applicable Borrower shall have delivered an Advance Request to the Administrative Agent no later than 3 Business Days prior to the requested date of Advance;

(2)	the requested date of the Advance shall be within the Availability Period;

(3)	the applicable Borrower shall have provided the Lenders with:

(a)	evidence satisfactory to the Lenders that the proceeds of any prior Advance have been used as provided for in the applicable Use of Proceeds Certificate or otherwise satisfactory to the Lenders in their sole and absolute discretion; and

(b)	a certificate (a “Use of Proceeds Certificate”) of the applicable Borrower detailing item by item the proposed use of proceeds of the Advance, which Use of Proceeds Certificate shall be satisfactory to the Lenders, in their sole and absolute discretion, and in compliance with the permitted use of proceeds set forth in this Agreement;

(4)	the representations and warranties of the ~~Borrower~~Borrowers made in or pursuant to this Agreement shall be true and correct in all material respects on the date of the Advance (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), as if made on and as of the date of the Advance;

(5)	no Default or Event of Default shall have occurred and be continuing or would reasonably be expected to result from the making of the Advance; and

(6)	there shall have occurred, in the sole opinion of the Lenders, no material adverse event (or development that would reasonably be expected to result in a material adverse event) in or affecting loan, investment, mining or metals markets generally from those in effect on the date hereof.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

Section 4.1            Representations and Warranties of the Borrower Group Members.

~~The~~Each Borrower Group Member hereby make the representations and warranties to the Administrative Agent and the Lenders that are set forth in this Section 4.1. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty.

(1)	Organization and Powers. ~~The~~Each Borrower Group Member is:

(a)	duly incorporated, organized or formed, as the case may be, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, and has all requisite power and authority to execute and deliver, and perform its obligations under, the Loan Documents to which it is a party;

(b)	qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the nature and location of its assets requires such qualification except where such failure to qualify could not reasonably be expected to have a Material Adverse Effect; and

(c)	has all requisite power and authority to own its assets and carry on its business.

(2)	Authorization; No Conflict.

The execution and delivery by each Borrower Group Member of, the performance of its obligations under, and the consummation of the transactions contemplated in the Loan Documents to which it is a party have been duly authorized by all necessary corporate action of such Borrower Group Member and do not and will not:

(a)	violate the terms of the Organizational Documents of such Borrower Group Member;

(b)	conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under, any unsatisfied written or oral contract, agreement, license, concession, indenture, mortgage, debenture, note or other instrument to which any Borrower Group Member is a party, subject or otherwise bound;

(c)	violate in any material respect any Applicable Law to which any Borrower Group Member is subject or otherwise bound; or

(d)	result in, or require, the creation or imposition of any Lien upon or with respect to any of the Business Assets or Business Affairs of any Borrower Group Member, except Permitted Liens.

(3)	Execution; Binding Obligation. Each Loan Document has been duly and validly executed and delivered by each Borrower Group Member party thereto. The Loan Documents constitute, or when delivered under this Agreement will constitute, legal, valid and binding obligations of each Borrower Group Member party thereto, enforceable against the applicable Borrower Group Member in accordance with their respective terms, except to the extent enforcement may be affected by Applicable Laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.

(4)	Locations. The principal place of business and chief executive office of each Borrower Group Member as of the Closing Date is set out in Schedule ~~Section 4.1(4).~~4.1(4). The minute books and material corporate Records of each Borrower Group Member are located at its registered office, and the only other offices and/or locations where it keeps tangible assets (except for inventory which is in transit) or conducts any of its business as of the Closing Date are set forth in Schedule ~~Section 4.1(4)~~4.1(4).

(5)	Residence for Tax Purposes. Each Borrower Group Member is resident of the country set forth next to its name in Schedule ~~Section 4.1(5)~~4.1(5) (and no other jurisdiction) for tax purposes.

(6)	Consents. No Borrower Group Member is required to give any notice to, make any filing with or obtain any authorization, consent, Order or approval of any Person in connection with the execution and delivery of any Loan Document to which it is a party or the consummation of the transactions contemplated herein and therein, other than as have been received.

(7)	No Defaults. No event has occurred or circumstance exists that (with or without notice or lapse of time) has contravened, conflicted with or resulted in, or may contravene, conflict with or result in, a violation or breach of, or give any Borrower Group Member or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any material written contract, lease, license, concession, Authorization, agreement, indenture, mortgage, debenture, note, instrument, or Order material to the Business Affairs of any Borrower Group Member to which it is a party or by which it or its Business Assets may be bound, and, to the knowledge of ~~Borrower~~Borrowers, each other Person that is party thereto is in compliance in all material respects with the terms and requirements thereof, in each case, except as could not reasonably be expected to have a material impact on the Business Affairs of any Borrower Group Member.

(8)	Litigation. There are no material actions, suits, investigations, claims or proceedings pending or, to the best of ~~Borrower's~~Borrowers’ knowledge, threatened in writing against or directly affecting any Borrower Group Member before any Governmental Body or arbitrator.

(9)	Financial Statements; Projections. All consolidated financial statements of the Parent delivered to the Administrative Agent are complete and correct and fairly present, in all material respects, the financial condition and results of operations of the Parent as at the times and for the periods covered by such statements, in each case in accordance with GAAP, subject, in the case of any unaudited financial statements, to normal year end adjustments and any absence of notes. Since the most recent date of such financial statements, there has been no Material Adverse Effect. All financial projections and forecasts delivered to Administrative Agent represent the ~~Borrower's~~Borrowers’ reasonable estimates and assumptions as to future performance, which the ~~Borrower~~Borrowers believe to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions.

(10)	Pari Passu. The Obligations rank at least pari passu in right of payment with all of ~~Borrower's~~Borrowers’ and each Borrower Group Member’s other unsecured and unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law.

(11)	Liabilities. No Borrower Group Member has any material liabilities, of any nature whatsoever, whether direct or indirect, matured or unmatured, known or unknown, fixed, absolute, accrued, contingent or otherwise, that are not reflected in the consolidated financial statements referred to above, in the notes thereto other than liabilities arising in the ordinary course of business since the date of such financial statements.

(12)	Taxes. (i) Each Borrower Group Member has filed or caused to be filed on a timely basis (taking into account all applicable extensions thereto) all federal (United States, Canada or Norway), state, provincial, territorial and material local tax returns that were required to be filed by or with respect to it pursuant to Applicable Law, (ii) all tax returns filed by such Borrower Group Member are complete and correct and comply with Applicable Law in all material respects, (iii) each Borrower Group Member has paid, or made provisions for the payment of, all material Taxes that have been or could have become due for all periods covered by any tax return or otherwise, (iv) each Borrower Group Member has withheld or collected and paid to the proper Governmental Body or other Person all material Taxes required to be withheld, collected or paid by it, (v) to the knowledge of the Borrower Group Members no claim has been made by any Governmental Body in a jurisdiction where any Borrower Group Member does not file tax returns that such Borrower Group Member is or could be subject to taxation by that jurisdiction, (vi) to the knowledge of the Borrower Group Members, no tax return of any Borrower Group Member is under audit by any Governmental Body, and (vii) to the knowledge of the Borrower Group Members, no proceedings are pending before any Governmental Body with respect to material Taxes of any Borrower Group Member, except for proceedings that are being contested in good faith and by appropriate and lawful proceedings promptly initiated and diligently conducted and for which reserves satisfactory to Lenders have been established.

(13)	Insurance. The Business Assets and Business Affairs of each Borrower Group Member are insured, with financially sound and reputable insurance companies (not Affiliates of any Borrower Group Member), in such amounts, with such deductibles and covering such risks as is customarily carried by companies engaged in similar businesses and owning similar properties in the localities where such Borrower Group Member operates.

(14)	Material Project Agreements. Schedule 4.1(14) sets forth a complete list as at the Closing Date (as updated from time to time in accordance with this Agreement) of all Material Project Agreements and Material Permits of the Borrower Group Members. Each Borrower Group Member and each of its respective Subsidiaries is in compliance in all material respects with all Material Project Agreements and Material Permits. All Material Project Agreements and Material Permits are in full force and effect and constitute valid undertakings and binding rights and obligations of the Borrower Group Members and to the knowledge of the Borrower Group Members, valid and binding rights and obligations of the other parties thereto in accordance with their terms and conditions. Except as set forth in Schedule 4.1(14), none of the Borrower Group Members has received any notice of (i) a dispute between a Borrower Group Member, and any other Person in respect of any Material Project Agreement or Material Permit, or (ii) termination or intent not to renew by any counterparty in respect of any Material Project Agreement or Material Permit. Except as set forth in Schedule 4.1(14), none of the Borrower Group Members, or to the knowledge of the Borrower Group Members any other party thereto, is in breach or default of any provision of any Material Project Agreement or Material Permit in any material respect and, to the knowledge of the Borrower Group Members, there exists no state of facts which, after notice or lapse of time or both, would constitute a material default or breach of any Material Project Agreement or Material Permit or give rise to a notice of termination for breach or cause.

(15)	Title to Assets; Liens. Subject to Permitted Liens, the Borrower Group Members (i) have valid and subsisting leasehold title to any leases of real property included within the Mining Properties, (ii) have valid possessory and record title to all unpatented mining claims and millsite claims included within the Mining Properties, except for such claims that are leased to a Borrower Group Member and are covered under part (i) of this paragraph, (iii) have good and marketable title to such other real property interests included within the Mining Properties and not otherwise included under parts (i) and (ii) of this paragraph, and (iv) have good and valid title to or hold a valid leasehold interest in such properties and assets, which are not real property interests. There are no Liens upon or with respect to any of the properties and assets included in the Mining Properties, except for Permitted Liens. Without limiting the foregoing and subject to Permitted Liens:

(a)	no Person other than the Borrower Group Members has any rights to participate in or operate the Mining Properties or the Projects except as consented to in writing by the Required Lenders or permitted by Section 5.3(8)(b);

(b)	the Mining Properties comprise all of the mineral or surface interests held by the Borrower Group Members in respect of the Projects;

(c)	other than the Mining Properties, there are no mineral or surface interests necessary to the Projects or their development and/or re-start, as applicable;

(d)	other than pursuant to the Offtake Agreement, the Existing ROFRs and Existing Royalties, none of the Mining Properties are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an agreement, option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty; and

(e)	none of the Permitted Liens could reasonably be expected to have a Material Adverse Effect.

(16)	Maintenance of Mining Properties. All claim maintenance fees, mining patents, taxes, fees and other amounts have been paid when due and payable and all other actions have been taken and all other obligations as are required to maintain the Projects have been complied with.

(17)	Authorizations. The Borrower Group Members have obtained or been issued all Authorizations (including environmental Authorizations and secondary permits to permit the commencement of construction), rights (including surface and access rights), privileges, concessions or franchises necessary for (i) the Development of the Projects and (ii) the commencement and ongoing operation of commercial production of concentrates, other than, in each case, such Authorizations, rights, privileges, concessions or franchises (A) that are not necessary on the date this representation and warranty is given for the conduct of Development activities as such activities are currently being conducted, but that are expected to be obtained, in the ordinary course of business, by the time they are necessary for the conduct of Development activities and the eventual commencement and ongoing commercial production of concentrates, as applicable or (B) the failure to have or obtain which are not material to the Development of the Projects or the commencement and ongoing operation of commercial production of concentrates, and all such Authorizations continue to be valid and in good standing. There are no facts or circumstances that might reasonably be expected to adversely affect the issuance of any such material Authorizations (including environmental Authorizations), rights (including surface and access rights), privileges, concessions or franchises.

(18)	Compliance with Applicable Laws. Each Borrower Group Member and each Project is in compliance in all material respects with all other material Applicable Laws. Without limiting the generality of the foregoing, each Borrower Group Member and each Project is in material compliance with all applicable Environmental Laws, and there are no actions, suits, claims, notices of violation, hearings, investigations or proceedings pending or, to the best of ~~Borrower's~~Borrowers’ knowledge, threatened against or affecting any Borrower Group Member with respect to the ownership, use, maintenance and operation of the Projects or the Business Assets of any Borrower Group Member, relating to any applicable Environmental Laws, where any adverse determination with respect thereto or liability imposed therein could reasonably be expected to have a Material Adverse Effect or result in liability above the Threshold Amount.

(19)	AML Legislation. Without limiting the generality of Section 4.1(18), the Borrower Group Members are in compliance with, and have not been charged under, applicable AML Legislation.

(20)	Anti-Corruption and Sanctions.

(a)	Neither the Parent, any of its officers and directors, nor any Borrower Group Member or any of its officers and directors, nor any Subsidiary, or to the knowledge of the Parent and Borrower Group Members, the employees or agents of the Parent or the Borrower Group Members or the employees, officers and directors of each of their respective Subsidiaries is in breach of or, to the best of the Parent’s and the Borrower Group Members’ knowledge, is the subject of any proceeding or investigation under any Anti-Terrorism Law and Anti-Corruption Laws.

(b)	No Subsidiary of the Parent or any Borrower Group Member and no United States person (within the meaning of the Anti-Terrorism Laws) that is a director or officer of the Parent or any Borrower Group Member (acting in such capacity), or to the knowledge of the Parent or any Borrower Group Member, any employee, agent or representatives acting on behalf of any of the foregoing, has directly or indirectly in the last five (5) years received funds or other property from, or otherwise transacted or had dealings with, a Sanctioned Entity in violation (at the time of receipt, transaction or dealing) with then applicable Sanctions, except to the extent expressly authorized by OFAC or another Governmental Body with jurisdiction over the activities of such person, or otherwise in compliance with Applicable Law (including without limitation, applicable Anti-Terrorism Laws and Anti-Corruption Laws).

(c)	None of the Parent or any Borrower Group Member, has in the last five (5) years directly or knowingly indirectly received funds or other property from, or otherwise transacted or had dealings with, a person who was a Sanctioned Entity at the time of such receipt, transaction or dealings, except to the extent expressly authorized by OFAC or another Governmental Body with jurisdiction over the activities of such person, or otherwise in compliance with applicable Anti-Terrorism Laws. None of the Parent or any Borrower Group Member and no person acting on behalf hereof has in the last five (5) years or will export, reexport, or transfer, directly or indirectly, any commodities, hardware, software, technology, or services without first obtaining any licenses, authorizations, or other approvals as may be required.

(d)	The Parent and the Borrower Group Members have taken risk-based measures reasonably designed to comply with applicable Anti-Terrorism Laws and Anti-Corruption Laws.

(e)	The Parent and each Borrower Group Member has implemented and maintains in effect risk-based policies and procedures reasonably designed to comply with Anti-Terrorism Laws and Anti-Corruption Laws by the Parent and the Borrower Group Members and their respective directors, officers, employees and, agents under the control and acting on behalf of the Parent and the Borrower Group Members.

(f)	The Parent, the Borrower Group Members, their respective Subsidiaries and their directors and officers, and, to the knowledge of the Parent and Borrower Group Members, the respective directors and officers of their respective Subsidiaries, and its and their respective employees, agents or representatives acting on behalf of any of the foregoing, to the extent such persons are acting under the control and on behalf of the Parent or any Borrower Group Member, are in compliance with applicable Anti-Terrorism Laws and Anti-Corruption Laws.

(g)	Notwithstanding anything to the contrary, this Section 4.1(20) shall not be construed as an agreement or undertaking by ~~the~~any Borrower ~~or any guarantor~~Group Member to take (or omit to take) any action in violation of applicable law, and this Section 4.1(20) shall not be deemed to be a boycott, or otherwise obligate, or have the effect of obligating ~~the~~such Borrower ~~or any guarantor~~Group Member to boycott any person, entity or government (or sub-division thereof) in violation of Applicable Law.

(21)	Subsidiaries; Other Ventures. Each Borrower Group Member (other than Parent) is a direct, wholly owned subsidiary of Parent, other than ~~the Borrower~~Nussir which is at least 93% owned.

None of the Borrower Group Members has any other Subsidiaries or any other equity interest in any Person. No Borrower Group Member is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other Person. The ~~Borrower's~~Borrowers’ Subsidiaries are not subject to any contractual restrictions on paying dividends or making distributions to the ~~Borrower~~Borrowers, other than those restrictions provided for in the Loan Documents.

(22)	Indebtedness. The consolidated financial statements of the Parent most recently publicly filed on SEDAR discloses, as of the date of such financial statements, all Indebtedness of each Borrower Group Member.

(23)	Solvency. The Parent and each other Borrower Group Member is Solvent.

(24)	Employee and Labour Matters. The Borrower Group Members are in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages; there is not currently any material labour disruption or conflict involving any Borrower Group Member or directly affecting ~~the Nussir~~any Project and, to the knowledge of the Borrower Group Members, no such labour disruption or conflict is imminent. None of the Borrower Group Members are a party to a collective bargaining agreement and, to the knowledge of the Borrower Group Members, no action has been taken to organize any employees of the Borrower Group Members.

(25)	Security. The Borrower Group Members have implemented security practices and procedures at the Projects consistent with Good Industry Practice.

(26)	Employee Benefit Plans. Each Employee Benefit Plan mandated by a Governmental Body that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Bodies. No Employee Benefit Plan has any unfunded liabilities, determined in accordance with GAAP, that have not been fully accrued on the consolidated financial statements of the Parent or that will not be fully offset by insurance. All Employee Benefit Plans are registered where required by, and are in good standing under, all Applicable Laws. For purposes of this Section 4.1(26), “Employee Benefit Plan” means any employee benefit plan, pension plan, program, policy or arrangement sponsored, maintained or contributed to by ~~the~~a Borrower outside Canada or ~~the Borrower's~~any Borrowers’ Subsidiaries outside Canada or with respect to which ~~the~~a Borrower outside Canada or any of the ~~Borrower's~~Borrowers’ Subsidiaries outside Canada has any liability or obligation. No event has occurred and no condition exists that could subject ~~the~~a Borrower outside Canada or any of the ~~Borrower's~~Borrowers’ Subsidiaries outside Canada, either directly or by reason of its affiliation with any member of their Controlled Group, to any liability imposed by Title IV of The Employee Retirement Income Security Act of 1974 of the United States of America and the rules and regulations promulgated thereunder, together with any successors (“ERISA”), or to any lien imposed by Section 430 of the Code or Section 303 or Title IV of ERISA. “Controlled Group” means any trade or business (whether or not incorporated) (i) which is or has at any relevant time been under common control within the meaning of Section 4001(b)(1) of ERISA with ~~the~~a Borrower or its Subsidiaries or (ii) which together with ~~the~~a Borrower or its Subsidiaries is or was at any relevant time treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(27)	Intellectual Property. Each Borrower Group Member owns, licenses or otherwise has the right to use all material licenses, Authorizations, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other Person with respect thereto. No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Borrower Group Member infringes upon or conflicts with any rights owned by any other Person. No claim or litigation regarding any of the foregoing is pending or, to its knowledge, threatened.

(28)	Disclosure. All information which has been prepared by or on behalf of the ~~Borrower~~Borrowers relating to the Borrower Group Members and their respective businesses, properties and assets and disclosed in writing to the Administrative Agent and the Lenders is, as of the date of such information, true and correct in all material respects, and no material fact or facts have been omitted therefrom which would make such information materially misleading. All forecasts, projections and budgets which have been prepared by or on behalf of the ~~Borrower~~Borrowers relating to the Borrower Group Members and their respective businesses, properties and assets and delivered to the Administrative Agent represent, in all material respects, the ~~Borrower's~~Borrowers’ reasonable estimates and assumptions as to future performance, which the ~~Borrower~~Borrowers believe to be fair and reasonable as of the time made in the light of the then current and reasonably foreseeable business conditions. To the knowledge of the ~~Borrower~~Borrowers, there is no matter, thing, information, fact, data or interpretation thereof relative to the Borrower Group Members or their respective businesses, properties and assets which would reasonably be expected to have a Material Adverse Effect that has not been disclosed to the Administrative Agent and the Lenders.

(29)	No Default. No Default or Event of Default has occurred and is continuing.

(30)	Immunity. No Borrower Group Member has immunity from the jurisdiction of the courts of competent jurisdiction in its jurisdiction of existence with respect to any of its obligations (including the Obligations) under the Loan Documents.

(31)	Interest Calculation. ~~The~~Each Borrower fully understands and is able to calculate the rate of interest applicable to the Loan based on the methodology for calculating per annum rates provided for in this Agreement.

(32)	Stamp Taxes. There are no Canadian stamp Taxes, fee or duties (other than de minimis filing fees) payable in connection with the execution, delivery, performance or enforcement of any of the Loan Documents.

Section 4.2            Survival of Representations and Warranties.

The representations and warranties made in this Agreement shall survive the execution and delivery of this Agreement and shall continue until payment in full of the Obligations notwithstanding any investigation made at any time by or on behalf of the Administrative Agent and the Lenders.

Section 4.3            Repetition of Representations and Warranties.

The representations and warranties made in this Agreement shall be deemed to be repeated upon the date of each Advance made hereunder.

ARTICLE 5

COVENANTS

Section 5.1           Reporting Covenants.

From and after the date of the first Advance, so long as any of the Obligations shall remain unpaid, ~~the~~each Borrower agrees that:

(1)	Quarterly Financials. As soon as available and in any event within 60 days after the end of each Fiscal Quarter, the ~~Borrower~~Borrowers shall deliver to the Administrative Agent a copy of the Parent’s quarterly unaudited consolidated financial statements for such Fiscal Quarter.

(2)	Annual Financials. As soon as available and in any event within 120 days after the end of each Fiscal Year, the ~~Borrower~~Borrowers shall deliver to the Administrative Agent a copy of the Parent’s annual audited consolidated financial statements for such Fiscal Year.

(3)	Board of Directors and Shareholder Reports. The ~~Borrower~~Borrowers shall provide to the Administrative Agent copies of all materials sent to the Board (subject to customary exclusions of certain information for fiduciary reasons) and to the shareholders of the Parent.

(4)	Monthly Report. The applicable Borrower shall provide, by the 30th day following the end of each calendar month following commencement of commercial operations of ~~the Nussir~~a Project, a Monthly Operating Report in respect of such ~~Nussir~~ Project in such month.

(5)	Material Events. The applicable Borrower shall provide prompt notice in writing to the Administrative Agent of the occurrence of any Default, Event of Default or Material Adverse Effect, or the occurrence of any event or circumstance which would reasonably be likely to result in a Material Adverse Effect. Each such notice shall be accompanied by a written statement by an Authorized Officer of ~~the~~such Borrower setting forth details of the occurrence referred to therein.

(6)	Change of Control. Provide prompt notice in writing to the Administrative Agent upon entry by ~~the~~a Borrower or any other Borrower Group Member into any agreement or arrangement that is reasonably expected to result in a Change of Control.

(7)	Material Litigation. Provide prompt notice in writing to the Administrative Agent of all material actions, suits and proceedings before any Governmental Body or arbitrator pending, or to the best of ~~Borrower's~~Borrowers’ knowledge, threatened in writing against or directly affecting any Borrower Group Member or ~~the Nussir~~any Project, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings pending, or to the best of ~~Borrower's~~Borrowers’ knowledge, threatened against or affective any Borrower Group Member, or with respect to the ownership, use, maintenance and operation of its properties, relating to Environmental Laws, or any judgment, court or arbitral order or order of any agency, in each case to the extent that such judgment or order could reasonably be expected to result in a Material Adverse Effect.

(8)	Use of Proceeds. Upon request by the Administrative Agent, provide evidence reasonably satisfactory to the Lenders of the use of proceeds of Advances, which shall include a complete list of accounts with their balances and monthly / quarterly inflows / outflows.

(9)	Project Updates. Deliver to the Administrative Agent copies of updates to the mine plans, construction plans, construction and operating budgets, and financial model for ~~the Nussir~~each Project, (i) on an annual basis within 60 days of the end of each Fiscal Year, and (ii) promptly, and in any event within 30 days, upon any material changes being made to any such item.

(10)	Additional Information. The ~~Borrower~~Borrowers shall furnish to the Administrative Agent such statements, lists of property and accounts, budgets, forecasts, projections, reports, or other information respecting the operations, properties, business or condition (financial or otherwise) of any Borrower Group Member as any Lender may from time to time reasonably request; in each case, in form reasonably acceptable to such Lender.

Section 5.2            Affirmative Covenants.

From and after the date of the first Advance, so long as any of the Obligations shall remain unpaid or unsatisfied, each Borrower Group Member shall duly perform and comply with each of the following affirmative covenants:

(1)	Preservation of Existence, Etc. The Borrower Group Members shall maintain, and cause each of the ~~Borrower's~~Borrowers’ Subsidiaries to maintain, in good standing and full force and effect its legal existence in its present jurisdiction of incorporation, continuance or formation and obtain, maintain and preserve the Authorizations, registrations, legal capacity, rights and qualifications necessary to carry on its Business Affairs and own its Business Assets in each jurisdiction in which it carries on its Business Affairs or any of its Business Assets are located, except where such failure to obtain, maintain or preserve could not reasonably be expected to have a Material Adverse Effect.

(2)	Payment of Taxes and Claims. Except in respect of any amounts which any Borrower Group Member may have disputed in good faith by appropriate proceedings diligently conducted, and for which such Borrower Group Member has made adequate reserves in accordance with GAAP, and which could not reasonably be expected to have a Material Adverse Effect, the ~~Borrower~~Borrowers shall, and shall cause each of the ~~Borrower's~~Borrowers’ Subsidiaries to:

(a)	pay and discharge all lawful claims for labor, material, supplies and services when due;

(b)	deliver or cause to be delivered all returns in respect of income or other Taxes, when they are due to the appropriate Governmental Body;

(c)	punctually pay and discharge all Taxes payable by it when due (taking into account all applicable extensions thereto);

(d)	make adequate reserves in respect of all Taxes in accordance with GAAP;

(e)	withhold and collect all Taxes required to be withheld and collected by it and remit such Taxes to the appropriate Governmental Body when due in the manner required by Applicable Law; and

(f)	pay and discharge all Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness.

(3)	Maintenance of Insurance. Maintain insurance covering all of the Collateral, including the ~~Nussir Project~~Projects, with reputable insurance companies in amounts and against losses or damages, including property damage and public liability, on a basis consistent with industry practice in the relevant jurisdictions and on or prior to the date of the initial Advance, cause the policies of insurance referred to above to (i) not be amended in any manner which is prejudicial to the Lenders and (ii) contain customary endorsements for the benefit of the Collateral Agent, all in a form acceptable to the Required Lenders acting reasonably, and include a provision that such policies will not be cancelled without such insurance company endeavoring to provide 30 days’ prior written notice being given to the Collateral Agent by the issuers thereof, and cause the Collateral Agent to be named as an additional insured and first loss payee with respect to public liability insurance.

(4)	Keeping of Records and Books of Account. The Borrower Group Members shall keep, and cause each of the ~~Borrower's~~Borrowers’ Subsidiaries to keep, accurate Records of its financial affairs reflecting all material financial transactions of ~~the~~each Borrower Group Member sufficient to permit the preparation of financial statements therefrom in accordance with GAAP.

(5)	Inspection Rights. The Borrower Group Members shall, and shall cause ~~the Borrower Subsidiary~~each of the Borrowers’ Subsidiaries to, permit the Administrative Agent or any of its agents or representatives, at any reasonable time, during normal business hours and on not less than five (5) Business Days’ notice (except if an Event of Default has occurred and is continuing, in which case, no prior notice is required), and from time to time:

(a)	to visit and inspect the Projects;

(b)	to examine and make copies of and abstracts from the material Records of any Borrower Group Member;

(c)	to discuss the business affairs, finances and accounts of the Borrower Group Members with any of the senior officers of any of them; and

(d)	communicate directly with ~~the~~each Borrower Group ~~Members'~~Member's independent certified public accountants;

provided that: (i) up to once per Fiscal Year (or unlimited if an Event of Default has occurred and is continuing), the ~~Borrower~~Borrowers will pay for the Administrative Agent’s reasonable costs and expenses to visit, inspect or audit the Projects; and (ii) if no Event of Default has occurred and is continuing, all other inspections shall be at Lenders’ sole cost and expense.

(6)	Compliance with Laws, Etc. The Borrower Group Members shall, and shall cause each of the ~~Borrower's~~Borrowers’ Subsidiaries to, comply in all material respects with the requirements of all material Applicable Laws.

(7)	Maintenance of Business Assets, Etc. The Borrower Group Members shall, and shall cause each of the ~~Borrower's~~Borrowers’ Subsidiaries to, maintain and preserve all of its Business Assets, including the Mining Properties, necessary or useful in the proper conduct of its Business Affairs in full force and effect, and, as applicable, in good working order, repair and condition, ordinary wear and tear excepted.

(8)	Licenses. The Borrower Group Members shall, and shall cause each of the ~~Borrower's~~Borrowers’ Subsidiaries to, obtain and maintain all material Authorizations necessary in connection with the execution, delivery and performance of the Loan Documents, the consummation of the transactions therein contemplated or the operation and conduct of its business and ownership of its properties.

(9)	Use of Proceeds. The Borrower Group Members shall use the proceeds of the Loans solely in accordance with Section 2.4 of this Agreement.

(10)	Contracts. The Borrower Group Members shall, and shall cause each of the ~~Borrower's~~Borrowers’ Subsidiaries to, perform and observe in all material respects all the terms, covenants and conditions required to be performed and observed by it under its contractual obligations, and do all things necessary to preserve and to keep unimpaired its rights under such contractual obligations; except where such failure could not reasonably be expected to have a material adverse impact on the Business Affairs of any Borrower Group Member, provided, however, that nothing in this Section 5.2(10) shall limit or prevent any Borrower Group Member from contesting any of its contractual obligations in good faith and by appropriate and lawful proceedings diligently conducted.

(11)	Material Project Agreements. The Borrower Group Members shall, and shall cause each of the ~~Borrower's~~Borrowers’ Subsidiaries to:

(a)	at all times be in compliance in all material respects with all of its covenants, agreements and obligations in, and diligently enforce all its material rights under, all Material Project Agreements to which it is a party;

(b)	provide the Administrative Agent with copies of any Material Project Agreement entered into prior to the Closing Date upon request by the Administrative Agent, and promptly provide the Administrative Agent with copies of any Material Project Agreement entered into after the Closing Date and all material correspondence received in relation to any of the Material Project Agreements.

(12)	Default under Material Project Agreements. The Borrower Group Members shall promptly provide a copy to Administrative Agent of any and all notices of claim of any material default or material breach under any Material Project Agreement or of the occurrence of any condition entitling any party to terminate its obligations thereunder and of any material amendments made to any of the Material Project Agreement or any additions thereto.

(13)	Conduct of Business. The Borrower Group Members shall, and shall cause each of the ~~Borrower's~~Borrowers’ Subsidiaries to (i) conduct its Business Affairs in the ordinary course and (ii) use its reasonable efforts in the ordinary course and consistent with past practice (A) to preserve its Business Affairs and the goodwill and business of the customers, advertisers, suppliers and others with whom it has business relations and (B) keep available the services and goodwill of its employees.

(14)	Fiscal Year; Accounting Practices. The Borrower Group Members shall notify the Administrative Agent at least 30 days in advance of any action any Borrower Group Member intends (i) to change its Fiscal Year or (ii) to do any of the following in a manner in any material respect inconsistent with the financial statements previously delivered by it to the Administrative Agent: alter its method of accounting; alter any accounting practice used by it; or alter the application of GAAP.

(15)	Anti-Corruption. The Borrower Group Members shall, and the ~~Borrower~~Borrowers shall cause all of the ~~Borrower's~~Borrowers’ Subsidiaries to, at all times comply with the Anti-Corruption Policy, and shall immediately notify the Administrative Agent upon becoming aware of any breach or suspected breach of the Anti-Corruption Policy. The Borrower Group Members shall not, without prior written consent of the Lenders, acting reasonably, amend, terminate, replace or otherwise vary the Anti-Corruption Policy except as required to comply with Applicable Law.

(16)	Sanctions. Each Borrower Group Member represents and covenants that it and each of its Subsidiaries:

(a)	shall comply with applicable Sanctions;

(b)	is/are not a Sanctioned Entity and is/are not owned or controlled by a Sanctioned Entity;

(c)	shall not engage in any activity that could reasonably be expected to result in it becoming a Sanctioned Entity;

(d)	shall not deal directly or knowingly (including where it should have reasonably known) deal indirectly with any Sanctioned Entity, including making any funds or economic resources available directly or indirectly to or for the benefit of any Sanctioned Entity; and

(e)	shall not do anything which would reasonably be expected to cause the Secured Parties or the Collateral Agent to be in breach of any Sanctions.

(17)	Board Observer. The Parent shall permit the Lenders to have an observer attend all meetings of the Board. For greater certainty, the Lenders shall be permitted to share information disclosed at the meetings of the Board with other Lenders and their Affiliates.

(18)	Notices. The ~~Borrower~~Borrowers shall promptly give written notice to the Administrative Agent:

(a)	promptly, and in any event within three Business Days, of Parent or any Borrower Group Member entering into a Change of Control Agreement;

(b)	of any dispute pertaining to ~~the Projects~~a Project which may exist between any Borrower Group Member and any Governmental Body or of any requirement of any Governmental Body which, in each case has resulted in or could have a Material Adverse Effect;

(c)	of any labor controversy which has resulted in or could have a Material Adverse Effect on the construction or operation of the Projects;

(d)	of any other matter which has resulted in or could result in a Material Adverse Change to the construction or operation of the Projects or which materially and adversely affects the Business Affairs or Business Assets of any Borrower Group Member;

(e)	except for ordinary course wear and tear, of any damage to or destruction of any property, real or personal, which forms part of the Projects, which might give rise to an insurance claim, if the cost of any repairs to or replacement of such assets exceeds the Threshold Amount;

(f)	if any notice of expropriation with respect to ~~the Projects~~a Project or any part thereof, such notice to be delivered forthwith upon ~~the~~a Borrower’s receipt of notice of such proceedings and ~~the~~each Borrower hereby covenants and agrees that no claim in respect of any such expropriation shall be compromised or settled by any Borrower Group Member or any of their respective Affiliates without the prior written consent of Lenders;

(g)	of any sanctions applied by any Governmental Body against any Borrower Group Member;

(h)	the occurrence of any Default or Event of Default;

(i)	any termination or cancellation of any insurance policy which any Borrower Group Member is required by the Loan Documents to maintain, unless such policy is replaced without any break in coverage with an equivalent or better policy; and

(j)	such other information respecting the Business Affairs or Business Assets of any Borrower Group Member as Lenders may from time to time reasonably request in order to determine compliance with or otherwise in connection with the administration or enforcement of this Agreement or any Loan Document.

(19)	Bonus Shares. On or as soon as practicable after the Closing Date, the Parent shall cause the Bonus Shares to be issued to the Lead Arranger in accordance with the Loan Bonus Letter Agreement.

(20)	Post-Closing Norwegian Security. No later than ninety (90) days following the date of the initial Advance hereunder the ~~Borrower~~Borrowers shall have delivered item (g) in the definition of the Nussir Security Documents in form and substances satisfactory to the Lenders.

(21)	Post-Closing California Security. No later than ~~forty~~forty-five (45) days following the date of the initial Advance and, in any event, before the second Advance hereunder, Keystone shall have delivered each of the following to the Collateral Agent, each in form and substance satisfactory to the Lenders:

(a)	the Blue Moon Security Documents;

(b)	~~(a)~~ a certificate of an authorized person, the corporate secretary or other senior officer of Keystone, as to and attaching: (A) resolutions of its board of directors, then in full force and effect authorizing the execution, delivery and performance of the Blue Moon Security Documents; (B) its articles, bylaws (if relevant), and other constating documents; and (C) the incumbency (if relevant) and signatures of those of its officers authorized to act with respect to the Blue Moon Security Documents;

(c)	~~(b)~~ a good standing certificate or equivalent for Keystone from its jurisdiction of incorporation dated within five (5) Business Days of the date of the Blue Moon Security Documents;

(d)	~~(c)~~ any title insurance opinions or policies in respect of the Blue Moon Project required by the Required Lenders, acting reasonably;

(e)	~~(d)~~ an opinion of US counsel to Keystone with respect to, inter alia, due authorization, execution, delivery and enforceability of the Blue Moon Security Documents and the creation, validity and perfection of the Collateral Agent’s Liens constituted by the Blue Moon Security Documents; and

(f)	~~(e)~~ evidence that the Liens in favour of the Collateral Agent created by the Blue Moon Security Documents shall have been duly perfected and registered in all jurisdictions, offices and registries where such perfection and/or registration is necessary or desirable.

Section 5.3           Negative Covenants.

From and after the date of the first Advance, so long as any of the Obligations shall remain unpaid or unsatisfied, the Borrower Group Members shall duly perform and comply with each of the following negative covenants:

(1)	Liens; Negative Pledges. The ~~Borrower~~Borrowers shall, and shall cause each of the ~~Borrower's~~Borrowers’ Subsidiaries to, not create, incur, assume or suffer to exist any Lien upon or with respect to any of its Business Assets, whether now owned or hereafter acquired, other than Permitted Liens;

(2)	Change in Nature of Business; Relocation of Assets. The ~~Borrower~~Borrowers shall not, and shall cause each of the ~~Borrower's~~Borrowers’ Subsidiaries to not, directly or indirectly:

(a)	change the nature of the Borrower Group Business;

(b)	cease to carry on the Borrower Group Business, or any substantial part thereof;

(c)	engage in any new business that is not the Borrower Group Business;

(3)	Restrictions on Fundamental Changes. The ~~Borrower~~Borrowers shall not (whether in one transaction or a series of transactions) to the extent that any such transaction would in the reasonable opinion of Lenders materially adversely affect the ability of ~~the~~either Borrower to meet its obligations under this Agreement, amalgamate, merge or consolidate with, or permit any of the ~~Borrower's~~Borrowers’ Subsidiaries to amalgamate, merge or consolidate with, any Person; provided, however, that any Borrower Group Member may liquidate or dissolve voluntarily into, and may amalgamate, merge with and into, or have its stock otherwise acquired by any other Borrower Group Member;

(4)	Publicly Traded. The ~~Borrower~~Borrowers shall not permit the Parent to take any action, or fail to take any action, which would, or would reasonably be expected to, result in the Capital Stock of the Parent ceasing to be traded on the TSXV or the Parent ceasing to be reporting issuer within the meaning of Canadian securities law~~;~~.

(5)	Acquisitions. The Borrower Group Members shall not acquire all or substantially all, or permit any of the ~~Borrower's~~Borrowers’ Subsidiaries to acquire all or substantially all of (1) the Capital Stock or assets of any Person or (2) the assets constituting the business of a division, branch or other unit operation of any Person, provided, however, that any Borrower Group Member may acquire: (i) all or substantially all of the assets of (or the assets constituting the business of a division, branch or other unit operation of) any other Borrower Group Member; or (ii) the Capital Stock or assets of any Person or the assets constituting the business of a division, branch or other unit operation of any Person, in each case if the business is engaged in the exploration or mining of base or precious metals or such other line of business as is substantially similar, ancillary or related thereto or a reasonable extension thereof.

(6)	Dispositions. The Borrower Group Members shall not sell, convey, transfer, lease or otherwise dispose of, or permit any of the ~~Borrower's~~Borrowers’ Subsidiaries to sell, convey, transfer, lease or otherwise dispose of, any of its assets or any interest therein, in whole or in part, to any Person, or any interest in the Projects or any Project assets, or permit or suffer any other Person to acquire any interest in any of its assets, except (A) Permitted Liens, (B) as otherwise permitted under item (4) above, (C) the sale or disposition of inventory in the ordinary course of business and/or assets which have become obsolete, unneeded or are replaced in the ordinary course of business, or (D) the sale or other disposition of equipment that ~~the~~a Borrower determines is no longer useful in its business;

(7)	Joint Ventures, etc. The Borrower Group Members shall not and shall not permit any of the ~~Borrower's~~Borrowers’ Subsidiaries to, enter into any joint venture or minority interest development arrangement with any other Person or Persons with respect to the Projects or ~~the~~any Borrower’s Business Assets, provided however, that Borrower Group Members may enter into joint venture or minority interest development arrangements that would not materially adversely affect the Lenders or the Offtaker.

(8)	Loans and Investments. The Borrower Group Members shall not, and shall not permit any of the ~~Borrower's~~Borrowers’ Subsidiaries to, directly or indirectly, make or maintain any loan or advance to any other Person, or own, purchase or otherwise acquire any Capital Stock, obligations or other securities of, or otherwise invest in, any other Person (an “Investment”), except to the extent permitted under Section 5.3(5). Notwithstanding the above, ~~the~~a Borrower may make:

(a)	loans and advances among the Borrower Group Members;

(b)	incidental advances to employees of any Borrower Group Member in the ordinary course of business;

(c)	Investments in direct obligations to the United States of America or Canada or any agency thereof, banker’s acceptances and certificates of deposit issued by any commercial bank in the United States of America or Canada and commercial paper with the highest rating obtainable from at least two of the major rating agencies; and

(d)	Letters of credit, guarantees or other forms of financial assurance provided in relation to obtaining or maintaining any permits of any Borrower Group Member.

(9)	Transactions with Related Parties. The Borrower Group Members shall not, and shall not permit any of the ~~Borrower's~~Borrowers’ Subsidiaries to, directly or indirectly, enter into any transaction with any Person that is an Affiliate of any Borrower Group Member (other than ~~the~~a Borrower or any of the ~~Borrower's~~Borrowers’ Subsidiaries), or any Authorized Officer or director of any Affiliate of any Borrower Group Member, which is on terms less favorable to any Borrower Group Member than would be obtained in an arm’s length transaction with a non affiliated Person.

(10)	Amendments of Organizational Documents; Name Change; Jurisdiction Change. The Borrower Group Members shall not, and shall not permit any of the ~~Borrower's~~Borrowers’ Subsidiaries to, agree to or permit any amendment, modification or waiver of any Organizational Documents that would be inconsistent in any material respect with the terms of any of the Loan Documents or that would impair the Security.

(11)	Limitation on Indebtedness. The Borrower Group Members shall not create, assume, incur, guarantee, or otherwise become liable upon or suffer to exist., any Indebtedness except:

(a)	Indebtedness among the Borrower Group Members;

(b)	current liabilities in respect of Taxes incurred, or liabilities for labor, materials, inventory, services, supplies and rentals incurred, or for goods or services purchased, in the ordinary course of business consistent with past practice and industry practice in respect of arm’s length transactions;

(c)	Indebtedness secured by Purchase Money Liens;

(d)	Indebtedness (directly or indirectly) in respect of performance, surety, lien, judgment or completion bonds, standby letters of credit or letters of guarantee in respect of, among other things, mine closure, reclamation, asset retirement, environmental compliance, regulatory or other governmental processes, equipment or real property leasing arrangements and labor related obligations;

(e)	Indebtedness under corporate credit cards in the ordinary course of business up to $100,000;

(f)	deposits received from customers in the ordinary course of business;

(g)	unsecured trade payables incurred in the ordinary course of business;

(h)	Indebtedness under hedging agreements entered into in compliance with Section 5.3(13);

(collectively, "Permitted Indebtedness")

(12)	Cancellation of Indebtedness. The Borrower Group Members shall not cancel, or permit any of the ~~Borrower's~~Borrowers’ Subsidiaries to cancel, any claim or Indebtedness owed to it, except in the ordinary course of business for legitimate business purposes in the reasonable judgment of the ~~Borrower~~Borrowers.

(13)	No Speculative Transactions. The Borrower Group Members shall not engage in, or permit any of the ~~Borrower's~~Borrowers’ Subsidiaries to engage in, any Commodity Contract, Interest Rate Contract or foreign exchange agreement, except for Commodity Contracts, Interest Rate Contracts and foreign exchange agreements (i) entered into for hedging or other bona fide risk management purposes in the ordinary course of business, (ii) where such agreement is not for speculative purposes; (iii) such Borrower Group Member promptly notifies Administrative Agent of entry into such agreement, including reasonable details of the nature and value of the Interest Rate Contracts or foreign exchange agreements, and (iv) such transaction is in accordance with, and within the limits of, a hedging policy agreed in advance with the Secured Parties.

(14)	Corruption of Foreign Officials. No Borrower Group Member shall (i) use, or authorize the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) make, or authorize the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds; or (iii) violate any provision of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any similar act under any Applicable Laws.

(15)	Entering into Certain Transactions. Without the prior written consent of the Lenders, not to be unreasonably withheld, the Borrower Group Members shall not enter into any new royalty, stream financing, mineral prepay, offtake agreement or similar agreement or arrangement (other than the proposed royalty arrangements with Deterra Royalties Limited, or a financing substantially similar and acceptable to the Lenders).

(16)	Distributions. Parent shall not, and shall cause the other Borrower Group Members to not, make or declare any Distribution, except for (i) payments to another Borrower Group Member, and (ii) payments in respect of Permitted Indebtedness entered into in compliance with the terms of this Agreement and subject to any subordination or intercreditor agreement in respect thereof.

(17)	Pensions, etc. Parent shall not, and shall not permit any of the ~~Borrower's~~Borrowers’ Subsidiaries incorporated in Canada or a province or territory thereof to, sponsor a “registered pension plan” that contains a “defined benefit provision” as such terms are defined in the Income Tax Act (Canada) or any similar pension plan or arrangement in any other jurisdiction.

(18)	AML, Sanctions. The Borrower Group Members shall not and shall not permit any of the ~~Borrower's~~Borrowers’ Subsidiaries to, (i) use, or authorize the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) make, or authorize the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds; or (iii) allow a Borrower Group Member to violate any provision of AML Legislation, Anti-Corruption Laws or any applicable Sanctions applicable to such Borrower Group Member.

ARTICLE 6

SECURITY

Section 6.1           Security.

As security for the due and punctual payment of all of the Obligations, the Borrower Group Members shall grant a continuing security interest and a first-ranking Lien in favour of the Collateral Agent (for the benefit of the Secured Parties) over all of the Collateral (subject only to Permitted Liens), and in furtherance thereof shall deliver or cause to be delivered to the Collateral Agent, for the benefit of the Secured Parties, in form and substance satisfactory to the Lenders, acting reasonably.

Section 6.2           Additional Security Upon Event of Default.

Upon the occurrence of an Event of Default the ~~Borrower~~Borrowers shall, upon request by the Administrative Agent, deliver to the Collateral Agent such additional security documents as may be necessary or desirable, in the Lenders’ sole and absolute opinion, to provide the Collateral Agent with first ranking priority over all bank accounts and all amounts on deposit therein, including without limitation deposit account control agreements and blocked account agreements (or their equivalent) and view access to such accounts.

Section 6.3           Further Assurances.

The Borrower Group Members and the ~~Borrower's~~Borrowers’ Subsidiaries shall take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the Collateral Agent or the Secured Parties, as applicable, such agreements, documents and instruments as the Lenders shall reasonably request, and register, file or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing or recording is, in the reasonable opinion of the Lenders, necessary or advisable to constitute, perfect and maintain the Security as first-ranking Liens of the Person granting such Liens, subject only to the Permitted Liens, in all jurisdictions reasonably required by the Lenders within a reasonable time after the request therefor by the Collateral Agent, and in each case, in form and substance satisfactory to Lenders, acting reasonably.

The Lenders may at their option elect to appoint a third party or replacement collateral agent for all or any of the Security and Collateral, at the ~~Borrower's~~Borrowers’ expense, and the Borrower Group Members shall cooperate in entering into or amending or supplementing such documents, and taking such actions, as may be necessary or desirable to give effect to such appointment.

Section 6.4           Security Effective.

The Security shall be effective and the undertakings in this Agreement and the other Loan Documents with respect thereto shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security or before or after or upon the date of execution of this Agreement. The Security shall not be affected by any payments under this Agreement or any of the other Loan Documents but shall constitute continuing security to and in favour of the Collateral Agent, for the benefit of the Secured Parties, for the Obligations from time to time.

Section 6.5           No Merger.

The Security shall not merge in any other security. No judgment obtained by or on behalf of the Secured Parties shall in any way affect any of the provisions of this Agreement, the other Loan Documents or the Security. For greater certainty, no judgment obtained by or on behalf of the Secured Parties shall in any way affect the obligation of the ~~Borrower~~Borrowers to pay interest or other amounts at the rates, times and in the manner provided in this Agreement.

ARTICLE 7

EVENTS OF DEFAULT

Section 7.1           Events of Default.

The occurrence of any of the following events shall constitute an “Event of Default”:

(1)	Payments. The ~~Borrower~~Borrowers shall fail to pay when due any amount of principal payable under any of the Loan Documents on the due date therefor, or any interest or fees within five Business Days of the due date therefor.

(2)	Representations and Warranties; Financial Statements; Certificates. Any representation or warranty made, or any financial statement or certificate furnished to Secured Parties and the Collateral Agent, by the ~~Borrower~~Borrowers or any other Borrower Group Member under or in connection with the Loan Documents shall prove to have been incorrect or misleading in any material respect when made or deemed made.

(3)	Failure to Perform Certain Covenants. The Borrower Group Members or any of the ~~Borrower's~~Borrowers’ Subsidiaries shall fail to perform, comply with or observe any term, covenant or agreement contained in Section 5.1(1), Section 5.1(2), Section 5.1(4), Section 5.2(9) or Section 5.3.

(4)	Failure to Perform Other Covenants. The Borrower Group Members or any of the ~~Borrower's~~Borrowers’ Subsidiaries shall fail to perform, comply with or observe or any term, covenant or agreement contained in any Loan Document (other than those referred to above in Section 7.1(1) through (3) above) and any such failure shall remain unremedied or unresolved for a period of 30 days from the date (i) such Person obtained knowledge of the occurrence thereof, (ii) such Person should have reasonably obtained knowledge of the occurrence thereof, or (iii) such Person received written notice from the Administrative Agent of the occurrence thereof, unless such failure is not capable of remedy in which event the default shall occur immediately.

(5)	Insolvency. (i) any Borrower Group Member becomes insolvent, or suffers or consents to or applies for the appointment of a receiver, trustee, custodian or liquidator of itself or any of its property, or is generally unable to or fails to pay its debts as they become due, or makes a general assignment for the benefit of creditors; (ii) any Borrower Group Member files a voluntary petition in bankruptcy, or seeks to effect a plan or other arrangement with creditors or any other relief under any Bankruptcy Code, or under any Applicable Law granting relief to debtors, whether now or hereafter in effect; (iii) any involuntary petition or proceeding pursuant to any Bankruptcy Code or any other Applicable Law relating to bankruptcy, reorganization or other relief for debtors is filed or commenced against any Borrower Group Member and is not dismissed, stayed or vacated within 60 days thereafter; (iv) any Borrower Group Member files an answer admitting the jurisdiction of the court and the material allegations of any involuntary petition; (v) any Borrower Group Member is adjudicated bankrupt, or an order for relief is entered by any court of competent jurisdiction under any Bankruptcy Code or any other Applicable Law relating to bankruptcy, reorganization or other relief for debtors; (vi) any Borrower Group Member voluntarily ceases to conduct its business in the ordinary course; or (vii) any Borrower Group Member takes any corporate action authorizing or in furtherance of any of the foregoing.

(6)	Dissolution, Etc. Any Borrower Group Member liquidates, winds up or dissolves (or suffer any liquidation, wind up or dissolution), suspends its operations other than in the ordinary course of business, or takes any action to authorize any of the foregoing.

(7)	Wholly Owned Subsidiary. Any Borrower Group Member (other than Parent or ~~the Borrower~~Nussir) ceases to be a wholly-owned Subsidiary of the Parent.

(8)	Repudiation. any of the Security or any other Loan Document, is repudiated or contested by any Borrower Group Member in whole or in part, ceases to be in full force and effect, or is invalidated or rendered unenforceable by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity or, in the case of the Security after the Advance, to not constitute a perfected first ranking priority Lien in the Collateral.

(9)	Disposition. All or any material portion of the Collateral is sold, transferred, encumbered or assigned without the consent of the Lenders (other than pursuant to a transaction specifically permitted hereunder).

(10)	Judgments. Either:

(a)	a final Order for the payment of money in excess of the Threshold Amount (or its equivalent in another currency) which is not fully covered by third party insurance shall be rendered against any Borrower Group Member; or

(b)	any non monetary judgment or order shall be rendered against any Borrower Group Member which has or would reasonably be expected to have a Material Adverse Effect;

and in each case there shall be any period of 45 consecutive days during which such judgment continues unsatisfied or during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(11)	Material Adverse Effect. A Material Adverse Change shall have occurred.

(12)	Audit. The audit report to the financial statements of the Parent contains any qualification or exception which relates to any limited scope of examination of material matters relevant to such financial statements, if such limitation results from the refusal or failure of the ~~Borrower~~Borrowers or any other Borrower Group Member to grant access to necessary information therefor.

(13)	Cross-Default. The ~~Borrower~~Borrowers or any of the ~~Borrower's~~Borrowers’ Subsidiaries (i) fails to make any payment when such payment is due and payable to any Person in relation to any Indebtedness having a principal amount in excess of $2,000,000, and any applicable grace period in relation thereto has expired (taking into account any waivers or extensions), or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs or condition exists, the effect of which default or other condition, is for the holder of such Indebtedness to have the option to declare such Indebtedness to become due prior to its stated maturity date.

(14)	Offtake. An event of default (however designated) shall occur under the Offtake Agreement, after giving effect to any cure periods, extensions and waivers in respect thereof.

(15)	Abandonment. Abandonment of ~~the Nussir~~any Project shall have occurred.

(16)	Damage/Destruction. Any material damage or destruction occurs in respect of ~~the Nussir~~any Project.

(17)	Expropriation. Any Governmental Body condemns, expropriates, seizes or appropriates any property which relates to or forms part of ~~the Nussir~~a Project and would have a Material Adverse Effect.

(18)	Agreements Unenforceable; Illegality. This Agreement or any other Loan Document is (i) expressly repudiated by any party thereto or having an interest therein (other than a repudiation by the Lenders) or (ii) declared illegal or unenforceable against any party other than the Lenders.

(19)	Project Contracts. (i) A material default by a Borrower Group Member occurs and is continuing under any Material Project Agreement or material Authorization after giving effect to any cure period thereunder, (ii) except in the circumstances of clause (iii) below, any Material Project Agreement or material Authorization is terminated other than at scheduled maturity or with the prior written consent of the Lenders, acting reasonably, or (iii) any Material Project Agreement or material Authorization is terminated or not renewed as a result of a material default and the relevant Borrower Group Member fails to obtain a replacement Material Project Agreement or Authorization on similar terms within ninety (90) days from such termination;

(20)	AML. (i) Any Borrower Group Member, or any director or officer of any Borrower Group Member, has breached, or is charged with breaching, any AML Legislation, any Anti-Corruption Laws as each are applicable to such Borrower Group Member or any Sanctions, or (ii) any employee or agent of any Borrower Group Member has breached, or is charged with breaching, any AML Legislation, any Anti-Corruption Laws or any Sanctions, unless (I) either (A) such Borrower Group Member’s relationship with such employee or agent is terminated within ten (10) Business Days of acquiring actual knowledge of such breach or charge, or (B) such Borrower Group Member takes such other action to remedy such breach or charge as may be acceptable to the Lenders within ten (10) Business Days of acquiring actual knowledge of such breach or charge and thereafter continues to take such action as may be acceptable to the Lenders, and (II) as a result of such action, no further sanction is imposed upon any Borrower Group Member.

Section 7.2           Effect of Event of Default.

(1)	During the continuance of any Event of Default (other than an Event of Default referred to in Section 7.1(5)), the Administrative Agent may, by notice to ~~Borrower~~Borrowers, (i) terminate the obligation of the Lenders, if any, to extend any further credit under any of the Loan Documents, and (ii) declare all or any part of the Obligations to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by ~~Borrower~~Borrowers, and/or (iii) take such enforcement action as is permitted under any Loan Document. Upon the occurrence or existence of any Event of Default described in Section 7.1(5), immediately and without notice, (A) any obligation of the Lenders to extend any further credit under any of the Loan Documents shall automatically cease and terminate, and (B) all indebtedness of ~~Borrower~~Borrowers under the Loan Documents shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the ~~Borrower~~Borrowers.

(2)	The ~~Borrower~~Borrowers shall pay to Lenders, on demand and as part of the Obligations, all reasonable costs and expenses, including court costs and costs of sale, incurred by Secured Parties or Collateral Agent in exercising any of their rights or remedies hereunder or under the other Loan Documents.

Section 7.3           Set-Off.

Upon the occurrence and during the continuance of an Event of Default, the Lenders may, without notice to the ~~Borrower~~Borrowers or to any other Person, combine, consolidate and merge all or any of the Borrower Group Members’ accounts with, and liabilities to, the Lenders and set off, any indebtedness and liability of the Lenders to any Borrower Group Member, matured or unmatured, against and on account of the Obligations when due.

Section 7.4           Application of Proceeds.

(1)	The proceeds received by the Administrative Agent, the Collateral Agent and/or the Lenders in respect of any sale of, collection from or other realization upon all or any part of the Collateral pursuant to the exercise by the Administrative Agent, Collateral Agent and/or the Lenders of their remedies, and any other funds realized by Administrative Agent, the Collateral Agent and/or the Lenders during the continuance of an Event of Default, shall be applied, subject to Applicable Law, in full or in part, together with any other sums then held by the Administrative Agent, the Collateral Agent and/or the Lenders pursuant to this Agreement, promptly by the Administrative Agent and/or the Collateral Agent, as applicable, as follows:

(a)	first, to the payment of all reasonable costs and expenses, fees, commissions and Taxes of such sale, collection or other realization including compensation to the Administrative Agent, the Collateral Agent and the Lenders, and their agents and counsel, and all expenses, liabilities and advances made or incurred by the Administrative Agent, the Collateral Agent and the Lenders in connection therewith and all amounts for which the Administrative Agent, the Collateral Agent and the Lenders is entitled to indemnification pursuant to the provisions of any Loan Document, together with interest on each such amount at the applicable rate at the highest rate then in effect under this Agreement from and after the date such amount is due, owing or unpaid until paid in full;

(b)	second, to the payment in full in cash of all amounts owing in respect of interest and fees under this Agreement;

(c)	third, to the payment in full in cash, pro rata, of the principal and other remaining obligations hereunder and all other Obligations, in each case equally and rateably in accordance with the respective amounts thereof then due and owing; and

(d)	fourth, the balance, if any, to the Person lawfully entitled thereto (including the applicable Borrower Group Member) or as a final and non-appealable judgment of a court of competent jurisdiction may direct.

ARTICLE 8

ADMINISTRATIVE AGENT

Section 8.1           Appointment and Authority.

Each Lender hereby appoints Hartree Partners, LP as Administrative Agent to act on its behalf as Administrative Agent under this Agreement and under the other Loan Documents and authorizes the Administrative Agent in such capacity to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article 8 are solely for the benefit of the Lenders and no Borrower Group Member shall have rights as a third party beneficiary of any of such provisions.

Section 8.2           Exculpatory Provisions.

(1)	The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a)	shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;

(b)	shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the ~~Borrower~~Borrowers or any of ~~its~~their Affiliates that is communicated to or obtained by it or any of its Affiliates in any capacity.

(2)	The Administrative Agent shall not be liable for any action taken or not taken by it in such capacity in the absence of its own gross negligence or willful misconduct.

Section 8.3           Indemnification of the Administrative Agent.

Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the ~~Borrower~~Borrowers), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in its capacity as such in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent’s gross negligence or willful misconduct.

Section 8.4           Non-Reliance on Administrative Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any of its Affiliates and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any of its Affiliates and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Section 8.5           Collective Action of the Lenders.

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Administrative Agent are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Required Lenders (or such number or percentage of the Lenders as shall be expressly provided for in Section 9.1 of this Agreement). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action thereunder including, without limitation, any declaration of default, but that any such action shall be taken only by the Administrative Agent on the instruction of the Required Lenders (or such number or percentage of the Lenders as shall be expressly provided for in Section 9.1 of this Agreement). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co operate fully with the Administrative Agent to the extent requested by the Administrative Agent.

Section 8.6           Replacement of Administrative Agent.

In the event that the Administrative Agent together with its Affiliates cease to hold at least 50% of the Principal Amount of the Loans, the Required Lenders may (and, if requested by the outgoing Administrative Agent, shall within thirty (30) days of such request) appoint a new administrative agent to be the Administrative Agent for the Lenders, on prior written notice to and in consultation with the ~~Borrower~~Borrowers, and this Agreement shall be amended or supplemented to provide for such appointment.

Section 8.7           Payments.

While no Event of Default is continuing, the ~~Borrower~~Borrowers shall make all payments required to be made under this Agreement directly to the Lenders pursuant to any payment instructions provided by the Lenders to the ~~Borrower~~Borrowers. Following an Event of Default that is continuing, provided the Administrative Agent has declared all Obligations immediately due and payable, all payments shall be made to the Administrative Agent for distribution to the Lenders according to the Applicable Percentage. If any Lender, by exercising any right of setoff or counterclaim or otherwise (including without limitation pursuant to Section 7.3 of this Agreement), obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loan and accrued interest thereon or other Obligations greater than its Applicable Percentage thereof, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the Applicable Percentage owing them, provided that the provisions of this Section shall not be construed to apply to (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the ~~Borrower’s~~Borrowers’ obligations under or in connection with the Loan Documents, or (y) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

Section 8.8           Administrative Agent Resignation.

The Administrative Agent (a) may at any time resign upon thirty (30) days’ notice to the Lenders and the ~~Borrower~~Borrowers or (b) if so directed by the Lenders shall resign, upon thirty (30) days’ prior written notice (or such shorter period as agreed to by the Lenders and ~~Borrower~~Borrowers) by the Lenders to the ~~Borrower~~Borrowers. If the Administrative Agent resigns under this Agreement and the other Loan Documents, then the Lenders shall appoint a successor agent for the Lenders which successor agent shall (unless an Event of Default shall have occurred and be continuing) be subject to the approval by the ~~Borrower~~Borrowers (which approval shall not be unreasonably withheld, conditioned or delayed) and following such approval the ~~Borrower~~Borrowers shall use commercially reasonable efforts to cause such successor agent to accept such appointment (including by paying customary agency fees to such successor agent), whereupon such successor agent shall succeed to the rights, powers and of the resigning Administrative Agent, and the reference to the resigning Administrative Agent means such successor agent effective upon such appointment and approval, and the former Administrative Agent’s rights, powers and duties as Administrative Agent hereunder and under other Loan Documents shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans or Loan Documents. If no successor shall have been so appointed by the Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent. If no successor agent has accepted appointment as Administrative Agent by the date that is thirty (30) days following a retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation will nevertheless thereupon become effective, and the Lenders will thereafter perform all the duties of such Administrative Agent hereunder and/or under any other Loan Document until such time, if any, as the Lenders appoint a successor Administrative Agent. After any retiring or removed Administrative Agent’s resignation as Administrative Agent hereunder and under the other Loan Documents, the provisions of this ARTICLE 8 and Section 8.8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Loan Documents.

ARTICLE 9

MISCELLANEOUS

Section 9.1           Amendments and Waivers.

(1)	No amendment or waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the ~~Borrower~~Borrowers or any other Borrower Group Member from any provision hereof or thereof is effective unless it is in writing and signed by the Required Lenders or the Administrative Agent upon the instructions of the Required Lenders, and the relevant counterparty to such document, provided no such amendment, waiver or consent shall:

(a)	increase the amount of the Lenders’ Commitments;

(b)	extend the Maturity Date;

(c)	reduce the principal or amount of, or rate of interest on, directly or indirectly, any Loan outstanding or any fees;

(d)	postpone any date fixed for any payment of principal of, or interest on, the Loans or any fees;

(e)	change the percentage of the Commitments;

(f)	alter the manner in which payments are shared under the terms of this Agreement;

(g)	permit any termination of all or any substantial part of the guarantees or the Security Documents or release all or any substantial part of the guarantees or the Collateral subject to the Security Documents;

(h)	release the ~~Borrower~~Borrowers or any other Borrower Group Member from any material obligations under the Security Documents and other instruments contemplated by this Agreement or any other Loan Documents (except as otherwise permitted under this Agreement);

(i)	reduce the priority of the Security (except as otherwise permitted under this Agreement);

(j)	reduce the priority of any payment obligation of the ~~Borrower~~Borrowers under this Agreement or any other Loan Document; or

(k)	amend the terms of this Section 9.1 or the definition of Required Lenders or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, in each case without the prior written consent of each Lender. Such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given. The Administrative Agent shall provide the other Lenders with copies of all amendments, waivers and consents provided by the Administrative Agent with respect to any provisions of this Agreement or any other Loan Document promptly upon the execution thereof.

Section 9.2           Norwegian Financial Assistance Limitation.

(1)	Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, the obligations and liabilities of ~~the~~Nussir, any other Borrower~~, guarantor or Borrower~~ Group Member or any Borrowers’ Subsidiary incorporated in Norway (each a “Norwegian Obligor”) arising under this Agreement or any other Loan Document (including the scope of secured obligations under any Security Document entered into by a Norwegian Obligor) shall be limited to the extent required by the mandatory provisions of the Norwegian Private Limited Liabilities Act (Nw. aksjeloven) (the “Norwegian Companies Act”) including sections 8-7 and 8-10, cf. section 1-3, regulating unlawful financial assistance and other restrictions on a Norwegian limited liability company's ability to grant guarantees, loans or security interests, provided that any such limitation shall always be interpreted so as to make the Norwegian Obligor liable to the fullest extent permitted by the provisions of the Norwegian Companies Act.

Section 9.3           Notices.

(1)	All notices and other communications provided for hereunder and under the other Loan Documents shall, unless otherwise stated herein or therein, be in writing (including by email transmission) and sent or delivered to the respective parties hereto or thereto at or to their respective addresses or email addresses set forth below their names on the signature pages hereof, or at or to such other address or email address as shall be designated by any party in a written notice to the other party hereto. All such notices and communications shall be effective:

(a)	if delivered by hand or sent by an overnight courier service, when received; and

(b)	if sent by email transmission, subject to evidence of a successful transmission, when sent; provided, if sent after 5:00 p.m. local time of the recipient shall be deemed to be received on the next Business Day.

(2)	Notices and communications to the Administrative Agent and the Lenders pursuant to Article 2 shall not be effective until received.

Section 9.4           No Waiver; Cumulative Remedies.

No failure on the part of any Secured Party or the Collateral Agent to exercise, and no delay in exercising, any right, remedy, power or privilege under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies under the Loan Documents are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Secured Parties.

Section 9.5           Costs and Expenses; Indemnity.

(1)	Costs and Expenses. The ~~Borrower agrees~~Borrowers agree to pay on demand all reasonable and documented expenses and costs of the Secured Parties and the Collateral Agent, including the fees and disbursements of legal counsel to the Secured Parties and the Collateral Agent and third party consultants and other service providers, in connection with:

(a)	the negotiation and settlement of the Loan Documents and due diligence;

(b)	the administration of the Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated thereby shall be consummated);

(c)	any Default or Event of Default;

(d)	the enforcement or attempted enforcement of, and preservation of any rights or interests under, the Loan Documents; and

(e)	any out of court workout or other refinancing or restructuring or any bankruptcy or insolvency case or proceeding.

The ~~Borrower~~Borrowers hereby ~~authorizes~~authorize the Administrative Agent to deduct the amount of such costs and expenses from the proceeds of the initial Advance.

(2)	Other Charges. ~~The~~Each Borrower also agrees to timely pay to the relevant Governmental Body in accordance with Applicable Law, or at the option of the Secured Parties or the Collateral Agent timely reimburse the Secured Parties or the Collateral Agent (as applicable) for the payment of, any Other Taxes and other charges made by any jurisdiction by reason of the execution, delivery, performance and enforcement of the Loan Documents.

(3)	Indemnification. ~~The~~Each Borrower hereby agrees to indemnify the Secured Parties and their directors, officers and employees (each an “Indemnified Person”) against, and hold each of them harmless from, any and all liabilities, obligations, losses, claims, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel to an Indemnified Person, which may be imposed on or incurred by any Indemnified Person, or asserted against any Indemnified Person by any third party or by the ~~Borrower~~Borrowers, in any way relating to or arising out of, in connection with, or as a result of:

(a)	the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby;

(b)	the Loans or the use or intended use of the proceeds thereof;

(c)	the Projects; or

(d)	any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the ~~Borrower~~Borrowers or any of the ~~Borrower's~~Borrowers’ Subsidiaries (the “Indemnified Liabilities”);

provided that Borrower Group Members shall not be liable to any Indemnified Person for any portion of such Indemnified Liabilities to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from such Indemnified Person’s gross negligence or willful misconduct or a material breach by the Secured Parties or the Collateral Agent of their obligations under a Loan Document. If and to the extent that the foregoing indemnification is for any reason held unenforceable, each Borrower Group Member agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under Applicable Law. For the avoidance of doubt, this Section 9.5(3) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(4)	Change in Law. In the event of any change after the date hereof in any Applicable Law or in the interpretation or application thereof by any court or by any Governmental Body which now or hereafter:

(a)	subjects any Lender to any Taxes (other than (i) Indemnified Taxes, (ii) Taxes described in clauses (b) through (~~d~~e) of the definition of Excluded Taxes and (iii) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

(b)	imposes, modifies or deems applicable any reserve, special deposit or similar requirements against assets held by, or deposits in or for the account of or loans by or any other acquisition of funds by, the office of any Lender through which the Loans are being provided and at which the Obligations are being maintained; or

(c)	imposes on any Lender or requires there to be maintained by any Lender any capital adequacy or additional capital requirements in respect of the Loan hereunder or any other condition with respect to any Loan Document;

with the result of an increase in the cost to, or a reduction in the amount of principal, interest or other amount received or receivable by, or the effective return of, any Lender under this Agreement in respect of making, maintaining or funding such Loan, such Lender shall determine that amount of money which shall compensate such Lender for such increase in cost or reduction in income (in this Agreement referred to as “Additional Compensation”).

(5)	Payment of Additional Compensation. Upon any Lender having determined that it is entitled to Additional Compensation, such Lender shall promptly notify the ~~Borrower~~Borrowers. Such Lender shall provide to the ~~Borrower~~Borrowers a copy of the relevant Applicable Law, and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which shall be prima facie evidence of such Additional Compensation in the absence of manifest error. The ~~Borrower~~Borrowers shall pay or shall cause the applicable Borrower Group Member to pay to such Lender within 20 Business Days of the giving of such notice such Lender’s Additional Compensation calculated to the date of such notification. Failure or delay on the part of any Lender to demand Additional Compensation pursuant to this Section 9.5(5) shall not constitute a waiver of any Lender’s right to demand such Additional Compensation; provided, that if any Lender fails to issue such notice within 60 days after it obtains actual knowledge of the event giving rise to the Additional Compensation, any Lender shall be entitled to payment of such Additional Compensation only for the period from and after 60 days prior to the date of such notice (except that, if the change in Applicable Law giving rise to such Additional Compensation is retroactive, then the 60-day period referred to above shall be extended to include the period of retroactive effect thereof). Any Lender shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section are then applicable, notwithstanding that any Lender has previously been paid Additional Compensation. The Lenders shall endeavour to limit the incidence of any Additional Compensation, including by seeking recovery for the account of the applicable Borrower Group Member and appealing any assessment, in each case, at the expense of the applicable Borrower Group Member upon the request of the ~~Borrower~~Borrowers.

(6)	Taxes. All payments ~~required to be made to the Secured Parties~~by or on account of any obligation of the Borrower Group Members pursuant to the Loan Documents shall be made free and clear of, and without deduction or withholding for, or on account of, any present or future Taxes unless such deduction or withholding is required by Applicable Law. If any ~~Indemnified Taxes are required to be~~Applicable Law requires the deduction or withholding of any Tax from any such payment by a Borrower Group Member or other applicable withholding agent (as determined in the good faith discretion of such withholding agent), then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld ~~by~~to the relevant Governmental Body in accordance with Applicable Law ~~from any amounts payable under the Loan Documents to the Secured Parties~~,, and if any such Tax is an Indemnified Tax, then the sum payable by the applicable Borrower Group Member shall be increased by such additional amount (“Additional Amount”) as may be necessary so that after making all required Tax deductions or withholdings (including deductions or withholdings applicable to Additional Amounts payable under this Section), the Secured Parties receive an amount equal to the amount that it would have received had no such deductions or withholdings been made. The applicable ~~Borrower Group Member~~withholding agent shall pay the full amount of all Taxes deducted or withheld under this Section to the relevant Governmental Body on a timely basis all in accordance with Applicable Law. The Borrower Group Members shall jointly and severally indemnify the Secured Parties, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 9.5(6)) payable or paid by the Secured Parties or required to be withheld or deducted from a payment to a Secured Party and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Body. A certificate as to the amount of such payment or liability delivered to the Borrower Group Members by the Secured Parties shall be conclusive absent manifest error. Whenever any Taxes are required to be paid by a Borrower Group Member to a Governmental Body under this Section 9.5(5), the Borrower Group Member shall send or cause to be sent to the Secured Parties, as promptly as possible thereafter, a certified copy of an original official receipt showing payment of such Taxes or other satisfactory evidence of the payment of such Taxes. If a Borrower Group Member fails to pay any Taxes deducted or withheld as required under this Section when due or if a Borrower Group Member fails to remit to the applicable Lender the required documentary evidence of such payment, the ~~Borrower~~Borrowers shall indemnify and save harmless the Secured Parties from any Taxes or other liabilities that may become payable by the Secured Parties or to which the Secured Parties may be subjected as a result of any such failure. A certificate of a Secured Party as to the amount of any such Taxes and containing reasonable details of the calculation of such Taxes shall be, absent manifest error, prima facie evidence of the amount of such Taxes.

(7)	Tax Exemption. If any Lender is entitled to an exemption from or reduction of withholding tax under the laws of a jurisdiction in which a Borrower Group Member is resident or carries on business, or under any applicable tax treaty with such jurisdiction, such Secured Party shall, at the request of the Borrower Group Member, deliver to the Borrower Group Member and the Administrative Agent, at the time or times reasonably requested by the Borrower Group Member and the Administrative Agent, such properly completed and executed documentation as will permit payments under the Loan Documents to be made without withholding or at a reduced rate of withholding. In addition, any Lender, at the reasonable request of a Borrower Group Member or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower Group Member as will enable the Borrower Group Member or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in paragraphs (i), (ii), and (iv) of Section 9 .5(7)(a)) shall not be required if in such Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Secured Party.

(a)	Without limiting the generality of the foregoing, in the event that a Borrower Group Member is a “United States Person” as defined in Section 7701(a)(30) of the Code (a “ U.S. Person”),

(i)	any Lender that is a U.S. Person shall deliver to the Borrower Group Members and the Administrative Agent on or about the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower Group Member or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding Tax;

(ii)	any Lender that is not a U.S. Person (a “Foreign Lender”) shall, to the extent it is legally entitled to do so, deliver to the Borrower Group Members (in such number of copies as shall be requested) on or about the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower Group Members), whichever of the following is applicable:

(A)	in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(B)	executed copies of IRS Form W-8ECI;

(C)	in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit A-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower Group Members within the meaning of Section 871(h)(3)(B) of the Code, or a “controlled foreign corporation” related to the Borrower Group Members as described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or IRS Form W 8BEN-E; or

(D)	~~(C)~~ to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W 8BEN-E, IRS Form W-9, or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit A-2 on behalf of each such direct and indirect partner.

(iii)	any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower Group Member and the Administrative Agent (in such number of copies as shall be requested) on or about the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower Group Members or the Administrative Agent), executed copies of any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit the Borrower Group Members or the Administrative Agent to determine the withholding or deduction required to be made; and

(iv)	if a payment made to any Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Sections 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower Group ~~Member~~Members and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower Group ~~Member~~Members or the Administrative Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower Group ~~Member~~Members or the Administrative Agent as may be necessary for the Borrower Group Members or the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this clause (iv),

“FATCA” shall include any amendments made to FATCA after the date of this Agreement.

The Lenders agree that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the applicable Borrower Group Member and the Administrative Agent in writing of its legal inability to do so.

(8)	Tax Refund. If any Lender receives a refund of any Taxes as to which it has been indemnified by a Borrower Group Member or with respect to which a Borrower Group Member has paid Additional Amounts, it shall pay to the Borrower Group Member, an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all reasonable documented out of pocket expenses (including Taxes) of such Lender and without interest (other than any interest paid by the relevant Governmental Body with respect to such refund). Such Borrower Group Member, upon the request of any Lender, shall repay to such Lender the amount paid over pursuant to this Section 9.5(8) (plus any penalties, interest or other charges imposed by the relevant Governmental Body) in the event that such Lender is required to repay such refund to such Governmental Body. Notwithstanding anything to the contrary in this Section 9.5(8), in no event will any Lender be required to pay any amount to a Borrower Group Member pursuant to this Section 9.5(8) the payment of which would place such Lender in a less favorable net after-Tax position than such Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or Additional Amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any Lender or any of its respective Affiliates to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower Group Member or any other Person.

Section 9.6           Survival.

All covenants, agreements, representations and warranties made in any Loan Documents shall, except to the extent otherwise provided therein, survive the execution and delivery of this Agreement, the making of the Loans, and shall continue in full force and effect so long as any portion of the Principal Amount remains outstanding or any other Obligations remain unpaid or any obligation to perform any other act hereunder or under any other Loan Document remains unsatisfied. Without limiting the generality of the foregoing, the obligations of the ~~Borrower~~Borrowers under Section 9.5, and all similar obligations under the other Loan Documents (including all obligations to pay costs and expenses and all indemnity obligations), shall survive the repayment of the Principal Amount.

Section 9.7           Benefits of Agreement.

This Agreement is entered into for the sole protection and benefit of the parties hereto and their permitted successors and assigns, and no other Person (other than the Indemnified Persons referred to in Section 9.5(2)) shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, this Agreement.

Section 9.8           Binding Effect; Assignment; Transfer.

(1)	This Agreement shall become effective when it shall have been executed by each of the Borrower Group Members, the Administrative Agent and the Lenders and thereafter shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

(2)	The ~~Borrower~~Borrowers shall not have the right to assign ~~its~~their rights and obligations hereunder or under the other Loan Documents or any interest herein or therein without the prior written consent of the Lenders.

(3)	Any Lender may, at any time and from time to time, assign and transfer all or any of its rights and obligations under this Agreement without the prior written consent of the ~~Borrower~~Borrowers.

(4)	The ~~Borrower~~Borrowers shall, from time to time upon request of the Lenders, enter into such amendments to the Loan Documents and execute and deliver such other documents as shall be necessary to effect any such transfer. The ~~Borrower agrees~~Borrowers agree that in connection with any such transfer, the Lenders may deliver to the prospective transferee financial statements, the Loan Documents, and other relevant information relating to ~~Borrower~~Borrowers. The Lenders shall obtain from any such prospective transferee an undertaking to protect the confidential nature of such information at least to the same extent as the parties are obligated under Section 9.14. The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices in the United States a copy of each assignment and such other documents effecting such transfer delivered to it and a register for the recordation of the names and addresses of the Lenders (including any successors and assigns), and the Obligations of, and principal amounts (and stated interest) of the Loans owing to, the Lenders pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the ~~Borrower~~Borrowers, the Collateral Agent, and the Secured Parties shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the ~~Borrower~~Borrowers and the Lenders at any reasonable time and from time to time upon reasonable prior notice.

Section 9.9           Governing Law.

This Agreement and all disputes and controversies arising hereunder shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to conflicts of laws principles.

Section 9.10        Submission to Jurisdiction.

(1)	Submission to Jurisdiction. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE PROVINCE OF ONTARIO AND ANY APPELLATE COURT THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN ANY LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE SECURED PARTIES MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO ANY LOAN DOCUMENT AGAINST THE ~~BORROWER~~BORROWERS OR THEIR PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(2)	No Limitation. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT REFERRED TO IN SECTION 9.10(1). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY FORUM NON CONVENIENS DEFENSE TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

Section 9.11        Entire Agreement.

The Loan Documents reflect the entire agreement between the Borrower Group Members, the Administrative Agent and the Lenders with respect to the matters set forth herein and therein and supersede any prior agreements, commitments, drafts, communication, discussions and understandings, oral or written, with respect thereto.

Section 9.12        Severability.

Whenever possible, each provision of the Loan Documents shall be interpreted in such manner as to be effective and valid under all Applicable Laws and regulations. If, however, any provision of any of the Loan Documents shall be prohibited by or invalid under any Applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such Applicable Law, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of such Loan Document, or the validity or effectiveness of such provision in any other jurisdiction.

Section 9.13        Judgment Currency.

(1)	Conversion. If, for the purpose of obtaining or enforcing judgment against any party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the “Judgment Currency”) an amount due under this Agreement or any other Loan Document in any currency (the “Obligation Currency”) other than the Judgment Currency, then the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date, or, if the courts of the applicable jurisdiction will not give effect to such conversion being made on such date, then on the date on which the judgment is given (the applicable date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).

(2)	Judgment Rate Additional Amounts. If, in the case of any proceeding in the court of any jurisdiction referred to in paragraph (1) above, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, then the party shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from any party under this paragraph (2) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents, and any such amount shall be part of the Obligations.

(3)	Rate of Exchange. The term “rate of exchange” in this Section means the rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Business Day that such conversion is to be made from the Obligation Currency against the Judgment Currency, and if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Royal Bank of Canada in Toronto, Ontario on the Business Day such conversion is to be made in accordance with its normal practice.

Section 9.14        Confidentiality and Public Statements.

(1)	Except as otherwise provided in this Section 9.14 or by Applicable Law, the terms and conditions of this Agreement, the other Loan Documents and all data, reports, Records, and other information of any kind whatsoever acquired by any party hereto in connection with the Loan Documents shall be treated by the parties as confidential (hereinafter called “Confidential Information”) and no party shall reveal or otherwise disclose such Confidential Information to third parties without the prior written consent of the other party hereto. Confidential Information that is available or that becomes available in the public domain, other than through a breach of this provision by a party hereto, shall no longer be treated as Confidential Information.

(2)	The foregoing restrictions shall not apply to the disclosure of Confidential Information to any Affiliate of the ~~Borrower~~Borrowers, the Administrative Agent or the Lenders, to any assignee or potential assignee of the Administrative Agent’s or any Lender’s rights hereunder, or to any public or private financing agency or institution or any other potential investor or lender in or to any Borrower Group Member or Lender; provided, however, that in any such case only such Confidential Information as such third party shall have a legitimate business need to know shall be disclosed and the person or company to whom disclosure is made shall first undertake in writing to protect the confidential nature of such information at least to the same extent as the parties are obligated under this Section 9.14.

(3)	In the event that a party hereto is required to disclose Confidential Information to any government, any court, agency or department thereof, or any stock exchange, to the extent required by Applicable Law, or in response to a legitimate request for such Confidential Information, the party so required shall as promptly prior to such disclosure as reasonably feasible, notify the other party hereto to which such Confidential Information relates of such requirement and the terms thereof, and the proposed form and content of the disclosure and, to the extent feasible, prior to such submission. The other party hereto to which such Confidential Information relates shall, have the right for a period of one (1) Business Day to review and comment upon the form and content of the disclosure and to object to such disclosure to the court, agency, exchange or department concerned, and to seek confidential treatment of any Confidential Information to be disclosed on such terms as such party shall, in its sole discretion, determine.

(4)	No party hereto shall issue any press release relating to this Agreement or the other Loan Documents except upon giving the other party two days advance written notice of the contents thereof, and the party proposing such press release shall make any reasonable changes to such proposed press release as such changes may be timely requested by the non issuing party, provided, however, the party proposing such press release may include in any press release without notice any information previously reported by the party proposing such press release. No party shall, without the consent of the other party hereto, issue any press release that implies or infers that the non issuing party endorses or joins the issuing party in statements or representations contained in any press release.

Section 9.15        Eligible Financial Contract.

The parties hereto agree that this Agreement is an “eligible financial contract” for purposes of the Bankruptcy and Insolvency Act (Canada) and all other bankruptcy and insolvency legislation.

Section 9.16        No Partnership or Joint Venture.

Nothing in this Agreement shall be deemed to constitute a partnership or joint venture between the parties hereto nor constitute any party the agent of any other party for any purpose.

Section 9.17        Counterparts.

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Counterparts to this Agreement may be delivered by facsimile, PDF or any other form of electronic transmission, and signatures provided on counterparts so delivered shall be considered originals for all purposes.

Section 9.18        OFAC.

~~The~~Each Borrower covenants and represents that none of the funds or assets that are used to repay the indebtedness secured hereby shall constitute property of, or shall be beneficially owned directly or, to the ~~Borrower's~~Borrowers’ best knowledge, indirectly, by any Person subject to sanctions or trade restrictions under United States law (“Embargoed Person” or “Embargoed Persons”) that are identified on (a) the “List of Specially Designated Nationals and Blocked Persons” maintained by the Office of Foreign Assets Control (“OFAC”), U.S. Department of the Treasury, and/or to the ~~Borrower's~~Borrowers’ best knowledge, as of the date thereof, based upon reasonable inquiry by the ~~Borrower~~Borrowers, on any other similar list pursuant to any authorizing statute including, but not limited to, the International Emergency Economic Powers Act, 50 U.S.C §§ 1701 et seq., the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., and any Executive Order or regulation promulgated thereunder, with the result that the investment in the ~~Borrower~~Borrowers (whether directly or indirectly), is prohibited by law, or the loan made by the Lenders would be in violation of law, or (b) Executive Order 13224 (September 23, 2001) issued by the President of the United States (“Executive Order Blocking Mortgaged Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism”) any related enabling legislation or any other similar Executive Orders. ~~The~~Each Borrower covenants and represents that no Embargoed Person shall have any direct interest, and to the ~~Borrower's~~Borrowers’ best knowledge, based upon reasonable inquiry by the ~~Borrower~~Borrowers, indirect interest, of any nature whatsoever in the ~~Borrower~~Borrowers, with the result that the investment in the ~~Borrower~~Borrowers (whether directly or indirectly) is prohibited by law or the loan is in violation of law.

Section 9.19        USA Patriot Act.

Each Lender hereby notifies the ~~Borrower~~Borrowers that pursuant to the requirements of the US Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and the regulations and rules promulgated thereunder, as amended from time to time (“USA Patriot Act”), the Lenders may be required to obtain, verify and record information that identifies the ~~Borrower~~Borrowers and their Subsidiaries, which information includes the name and address of such Person and other information that will allow the Lenders to identify such Person in accordance with the USA Patriot Act, and the ~~Borrower~~Borrowers and each Subsidiary agrees to provide such information from time to time to the Lenders.

Section 9.20         Further Assurances.

Whether before or after the happening of an Event of Default, the ~~Borrower~~Borrowers shall at their own expense do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, things, agreements, documents and instruments in connection with this Agreement and the other Loan Documents as the Lenders may reasonably request from time to time for the purpose of giving effect to the terms of this Agreement and the other Loan Documents immediately upon the request of the Lenders.

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IN WITNESS WHEREOF the undersigned have executed this Agreement as of the date first written above.

Borrower:	Parent:

NUSSIR ASA	BLUE MOON METALS INC.

By:
[Redacted -Personal Information]	[Redacted -Personal Information]

Address: [Redacted -Personal Information]	Address: [Redacted -Personal Information]
Attention: [Redacted -Personal Information]	Attention: [Redacted -Personal Information]
Email:[Redacted -Personal Information]	Email: [Redacted -Personal Information]

Guarantors:

BLUE MOON NORWAY AS	REPPARFJORD EIENDOM AS

By:
[ Redacted -Personal Information]	[Redacted -Personal Information]

Address: [Redacted -Personal Information]	Address: [Redacted -Personal Information]
Attention: [Redacted -Personal Information]	Attention: [Redacted -Personal Information]
Email: [Redacted -Personal Information]	Email: [Redacted -Personal Information]

Borrower:

KEYSTONE MINES INC.

By:
[ Redacted -Personal Information]

Address: [Redacted -Personal Information]
Attention: [Redacted -Personal Information]
Email: [Redacted -Personal Information]

Lead Arranger:

HARTREE PARTNERS, LP, by its general partner Hartree Partners GP, LLC

By:

Administrative Agent:

HARTREE PARTNERS, LP, by its general partner Hartree Partners GP, LLC

By:
[ Redacted -Personal Information]

Address: [Redacted -Personal Information]
Attention: [Redacted -Personal Information]
Email: [Redacted -Personal Information]
with a copy to:
Attention: Legal Department
Email: [Redacted -Personal Information]
Name: [Redacted -Personal Information]

Address: [Redacted -Personal Information]
Attention: [Redacted -Personal Information]
Email: [Redacted -Personal Information]

with a copy to:
Attention: Legal Department
Email: [Redacted -Personal Information]

Lenders:

HARTREE PARTNERS, LP, by its general partner Hartree Partners GP, LLC

By:
[Redacted -Personal Information]

Address: [Redacted -Personal Information]
Attention: [Redacted -Personal Information]
Email: [Redacted -Personal Information]

with a copy to:
Attention: [Redacted -Personal Information]
Email: [Redacted -Personal Information]

Opps XII BL MN Holdings, L.P

By:	Oaktree Fund GP IIA, LLC
Its:	General Partner

By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:
[Redacted -Personal Information]

By:
[Redacted -Personal Information]

Address: [Redacted -Personal Information]
Attention: Oaktree Capital Management, L.P.
Emails: [Redacted -Personal Information]

SCHEDULE A

Commitments

Lender	Commitment
Hartree Partners, LP	US$16,666,666.67
Opps XII BL MN Holdings LP	US$8,333,333.33
Total Commitments	US$25,000,000

SCHEDULE B

Advance Request1

TO:	HARTREE PARTNERS, LP, as administrative agent (the “Administrative Agent”)

AND TO:	The Lenders (as hereinafter defined)

RE:	[NUSSIR ASA/KEYSTONE MINES INC.][2], as Borrower (the “Borrower”)

DATE:	■

Reference is made to that certain loan agreement dated as of August 19, 2025 among, inter alios, ~~the Borrower, as borrower~~Nussir ASA and Keystone Mines Inc., as borrowers, Blue Moon Metals Inc., as parent, Repparfjord Eiendom AS, as guarantor, Blue Moon Norway AS, as guarantor, Keystone Mines Inc., as guarantor, Hartree Partners, LP and Opps XII BL MN Holdings LP, as lenders (the “Lenders”), and the Administrative Agent, as administrative agent, as amended by a first amendment dated as of September 2, 2025 (as may be further amended, restated, supplemented, replaced or otherwise modified from time to time, the “Loan Agreement”).

Capitalized terms used in this Advance Request which are defined in the Loan Agreement have the meanings attributed thereto in the Loan Agreement.

The Borrower hereby requests an Advance as follows:

1.	Amount of Advance:~~[2]~~[3]

2.	Borrowing Date:~~[3]~~[4]

3.	Payment instructions (if any):

1.	The representations and warranties in Article 4 of the Loan Agreement, except those representations expressly stated to be made as of an earlier date, in which case, such representation and warranties shall be true and correct in all material respects as of such earlier date, are true and correct in all material respects (or, in the case of any representation or warranty that is qualified as to materiality, Material Adverse Effect or similar language, in all respects) on the date hereof as if made on and as of the date hereof.

[1]	NTD: Each Advance Request shall be delivered to the Lender no later than 3 Business Days prior to the requested Advance.
[2]	NTD: Insert name of applicable Borrower.
~~[2]~~[3]	NTD: Each Advance shall be in a minimum amount of $12,500,000.
~~[3]~~[4]	NTD: No Advance shall be made within 30 days of the most recent Advance.

2.	No Default or Event of Default has occurred and is continuing nor will any Default or Event of Default occur after giving effect to the aforementioned Advance.

DATED as of the date first written above.

[NUSSIR ASA/KEYSTONE MINES INC.]

By:
Name:
Title:

SCHEDULE C

PIK Payment Request

TO:	HARTREE PARTNERS, LP, as administrative agent (the “Administrative Agent”)

AND TO:	The Lenders (as hereinafter defined)

RE:	NUSSIR ASA and KEYSTONE MINES INC., as ~~Borrower~~Borrowers (the “~~Borrower~~Borrowers”)

DATE:	■

Reference is made to that certain loan agreement dated as of August 19, 2025 among, inter alios, the ~~Borrower~~Borrowers, as ~~borrower~~borrowers, Blue Moon Metals Inc., as parent, Repparfjord Eiendom AS, as guarantor, Blue Moon Norway AS, as guarantor, Keystone Mines Inc., as guarantor, Hartree Partners, LP and Opps XII BL MN Holdings LP, as lenders (the “Lenders”), and the Administrative Agent, as administrative agent, as amended by a first amendment dated as of September 2, 2025 (as may be further amended, restated, supplemented, replaced or otherwise modified from time to time, the “Loan Agreement”).

Capitalized terms used in this PIK Payment Request which are defined in the Loan Agreement have the meanings attributed thereto in the Loan Agreement.

The Borrower hereby requests a PIK Payment as follows:

1.	PIK Payment Amount:

2.	Payment Date:~~[4]~~[5]

1.	The representations and warranties in Article 4 of the Loan Agreement, except those representations expressly stated to be made as of an earlier date, in which case, such representation and warranties shall be true and correct in all material respects as of such earlier date, are true and correct in all material respects (or, in the case of any representation or warranty that is qualified as to materiality, Material Adverse Effect or similar language, in all respects) on the date hereof as if made on and as of the date hereof.

2.	No Default or Event of Default has occurred and is continuing nor will any Default or Event of Default occur after giving effect to the aforementioned PIK Payment.

~~4~~5 NTD: The PIK Payment Request must be delivered to the Lender no later than 15 Business Days prior to the applicable Payment Date.

DATED as of the date first written above.

NUSSIR ASA

By:
Name:
Title:

KEYSTONE MINES INC.

By:
Name:
Title:

SCHEDULE 4.1(4)

LOCATIONS

[Redacted – Commercially Sensitive Information – Locations]

SCHEDULE 4.1(5)

RESIDENCE FOR TAX PURPOSES

Borrower Group Member	Residence for Tax Purposes
Nussir ASA	Norway
Repparfjord Eiendom AS	Norway
Blue Moon Norway AS	Norway
Blue Moon Metals Inc.	Canada
Keystone Mines Inc.	United States of America

SCHEDULE 4.1(14)

MATERIAL PROJECT AGREEMENTS AND MATERIAL PERMITS

[Redacted – Commercially Sensitive Information – Material Project Agreements and Material Permits]

SCHEDULE 4.1(15)

TITLE TO ASSETS

[Redacted – Commercially Sensitive Information – Existing ROFRs and Existing Royalties.]

Mining Properties

NUSSIR PROJECT

List of Claims:

License Code	NAME	AREA
Extraction Permits		m2
G.UTV 0001/2006-FB	Nussir 1	291,172
G.UTV 0002/2006-FB	Nussir 2	292,251
G.UTV 0003/2006-FB	Nussir 3	299,109
G.UTV 0004/2006-FB	Nussir 4	298,875
G.UTV 0005/2006-FB	Nussir 5	296,036
G.UTV 0006/2006-FB	Nussir 6	174,865
G.UTV 0007/2006-FB	Nussir 7	287,282
G.UTV 0008/2006-FB	Nussir 8	205,676
G.UTV 0009/2006-FB	Nussir 9	242,878
G.UTV 0010/2006-FB	Nussir 10	255,072
G.UTV 0011/2006-FB	Nussir 11	199,900
G.UTV 0012/2006-FB	Nussir 12	215,893
G.UTV 0001-1/2015	Nussir Deep 1	644,623
G.UTV 0002-1/2015	Nussir Deep 2	288,715
G.UTV 0003-1/2015	Nussir Deep 3	433,512
G.UTV 0004-1/2015	Nussir Deep 4	269,706
G.UTV 0005-1/2015	Nussir Deep 5	283,553
G.UTV 0006-1/2015	Nussir Deep 6	399,766
G.UTV 0007-1/2015	Nussir Deep 7	806,227
G.UTV 0008-1/2015	Nussir Deep 8	233,762
G.UTV 0009-1/2015	Nussir Deep 9	207,267
G.UTV 0010-1/2015	Nussir Deep 10	184,362
G.UTV 0011-1/2015	Nussir Deep 11	369,850
G.UTV 001-1/2013	Ulveryggen 1	991,269
G.UTV 002-1/2013	Ulveryggen 2	988,113

Exploration Permits
1640/2024	Nussir Vest 1
1641/2024	Ulveryggen A
1642/2024	Ulveryggen B
1643/2024	Ulveryggen C
0705/2025	Asavaggi

Location Map:

BLUE MOON PROJECT

List of claims:

#	Claim Type	Status	Claim Reference #	Claim Name	Claim Size (Acres)	Parcel Number (APN)	Claim Owner	Notes
Patented Claims
1	Patented Mineral Claim	Active	MS 5719	American Eagle	20.67	007-120-005-0	Keystone Mines Inc.	Patent No. 973403 dated January 28, 1926, covering Mineral Survey No. 5719, for the American Eagle lode mining claim, covering portions of Section 30, Township 4 South, Range16 East, MDM.
2	Patented Mineral Claim	Active	M5718	Blue Bell and Bonanza	22.40	007- 120- 002-0	Keystone Mines Inc.	Patent No. 959494, dated May 18, 1925, covering Mineral Survey No. 5718, forthe Blue Bell and Bonanza lode mining claims, covering portions of Section 30, Township 4 South, Range 16 East, MDM.
BLM Land
3	Unpatented Mining Claim (Federal Lode Claim)	Active	CA101349794	Red Cloud #1	20.32	007-100-010-0	Keystone Mines Inc.	Land administered by Bureau of Land Management (Federal Land)
4	Unpatented Mining Claim (Federal Lode Claim)	Active	CA101303528	Red Cloud #2	20.66	007-100-010-0	Keystone Mines Inc.	Land administered by Bureau of Land Management (Federal Land)
5	Unpatented Mining Claim (Federal Lode Claim)	Active	CA101300462	Red Cloud #3	6.89	007-100-010-0	Keystone Mines Inc.	Land administered by Bureau of Land Management (Federal Land)

#	Claim Type	Status	Claim Reference #	Claim Name	Claim Size (Acres)	Parcel Number (APN)	Claim Owner	Notes
6	Unpatented Mining Claim (Federal Lode Claim)	Active	CA101301850	Red Cloud #4	20.66	007-120- 003-0	Keystone Mines Inc.	Land administered by Bureau of Land Management (Federal Land)
7	Unpatented Mining Claim (Federal Lode Claim)	Active	CA101452189	Red Cloud #5	20.66	007-120- 003-0	Keystone Mines Inc.	Land administered by Bureau of Land Management (Federal Land)
8	Unpatented Mining Claim (Federal Lode Claim)	Active	CA101379487	Red Cloud #6	20.66	007-120- 003-0	Keystone Mines Inc.	Land administered by Bureau of Land Management (Federal Land)
9	Unpatented Mining Claim (Federal Lode Claim)	Active	CA101347731	Red Cloud #7	3.16	007-120- 004-0	Keystone Mines Inc.	Land administered by Bureau of Land Management (Federal Land)
10	Unpatented Mining Claim (Federal Claim Lode Claim)	Active	CA101378594	Red Cloud #8	6.89	007-100-010-0	Keystone Mines Inc.	Land administered by Bureau of Land Management (Federal Land)
GANN Land
11	Private Lands	Active	Letter dated September 1, 2001	Spanish Land Grant (J.GANN)	331.28	007-120-007-0	Keystone Mines Inc.	Includes 40 acres surface rights, flexible location within total 331.3 acre area

Location Map: